EXHIBIT 99.1

ANNUAL INFORMATION FORM March 13, 2009
TECK COMINCO LIMITED Suite 3300,550 Burrard Street Vancouver, British Columbia V6C 0B3
An additional copy of this Annual Information Form may be obtained upon request from the Corporate Secretary, Teck Cominco Limited at the above address or from the company’s web site – www.teck.com

TABLE OF CONTENTS

NOMENCLATURE	iii
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	iii
GLOSSARY OF TECHNICAL TERMS	vi
CORPORATE STRUCTURE	1
NAME, ADDRESS AND INCORPORATION	1
INTERCORPORATE RELATIONSHIPS	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
THREE-YEAR HISTORY	2
2006	2
2007	3
2008	4
SIGNIFICANT ACQUISITIONS	5
DESCRIPTION OF THE BUSINESS	5
GENERAL	5
Product Summary	6
Copper	8
Zinc	14
Coal	17
Gold	20
Oil Sands	23
Exploration	25
MINERAL RESERVES AND RESOURCES	26
OIL AND GAS RESOURCES	34
Fort Hills Project	34
Teck Cominco/UTS Joint Venture	34

SAFETY AND ENVIRONMENTAL PROTECTION	36
SOCIAL AND ENVIRONMENTAL POLICIES	38
HUMAN RESOURCES	38
TECHNOLOGY	39
FOREIGN OPERATIONS	39
COMPETITIVE CONDITIONS	39
RISK FACTORS	40
DIVIDENDS	49
DESCRIPTION OF CAPITAL STRUCTURE	50
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	50
RATINGS	52
MARKET FOR SECURITIES	54
TRADING PRICE AND VOLUME	54
DIRECTORS AND OFFICERS	55
DIRECTORS	55
OFFICERS	57
AUDIT COMMITTEE INFORMATION	59
Mandate of Audit Committee	59
Composition of the Audit Committee	59
Pre-Approval Policies and Procedures	60
Auditor’s Fees	61
OWNERSHIP BY DIRECTORS AND OFFICERS	61
LEGAL PROCEEDINGS	61
TRANSFER AGENTS AND REGISTRARS	64
MATERIAL CONTRACTS	64
INTERESTS OF EXPERTS	64
ADDITIONAL INFORMATION	64
SCHEDULE A	A-1
AUDIT COMMITTEE CHARTER	A-1
SCHEDULE B	B-1
REPORT OF MANAGEMENT AND DIRECTORS ON DECEMBER 2008 OIL AND GAS DISCLOSURE	B-1
SCHEDULE C	C-1
REPORT ON RESOURCES DATA	C-1

Note: All currency references are to Canadian dollars unless otherwise noted.

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NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Cominco Limited and its subsidiaries, and a reference to Teck Metals refers to our wholly-owned subsidiary, Teck Cominco Metals Ltd., and its subsidiaries.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Information Form and certain documents incorporated by reference in this Annual Information Form contain certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be. These forward-looking statements include but are not limited to, statements concerning:

•	prices and price volatility for copper, coal, zinc, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;
•	the long-term demand for and supply of copper, coal, zinc, gold and other products and commodities that we produce and sell;
•	the sensitivity of our financial results to changes in commodity prices;
•	our outstanding indebtedness, and our intentions with respect to the repayment or refinancing of that indebtedness;
•	treatment and refining charges;
•	our strategies and objectives;
•	our interest and other expenses;
•	our tax position, anticipated tax refunds and the tax rates applicable to us;
•	political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;
•

the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project;

•	our estimates of the quantity and quality of our mineral and oil reserves and resources;

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•	the production capacity of our operations and our planned production levels;
•	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;
•

our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	our cost reduction and other financial and operating objectives;
•	our exploration, environmental, health and safety initiatives;
•	the availability of qualified employees for our operations, including our new developments;
•	the satisfactory negotiation of collective agreements with unionized employees;
•	the outcome of legal proceedings and other disputes in which we are involved;
•	general business and economic conditions;
•	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;
•	our ability to meet our financial obligations as they become due; and
•	our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

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•	interest rates and foreign exchange rates;
•

the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;
•	changes in credit market conditions and conditions in financial markets generally;
•	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;
•	our costs of production and our production and productivity levels, as well as those of our competitors;
•	power prices;
•	our ability to secure adequate transportation for our products;
•	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	our ability to attract and retain skilled staff;
•	the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;
•	engineering and construction timetables and capital costs for our development and expansion projects;
•	costs of closure of various operations;
•	market competition;
•	the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
•	premiums realized over London Metal Exchange cash and other benchmark prices;
•	tax benefits and tax rates;
•	the outcome of our coal price and refining and treatment charge negotiations with customers;
•	the resolution of environmental and other proceedings or disputes;
•	our ability to comply with and timely renew environmental permits; and
•	our ongoing relations with our employees and with our business partners and joint venturers.

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We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

GLOSSARY OF TECHNICAL TERMS

ball mill: a rotating horizontal cylinder in which ore is ground using metal balls.

bitumen: a naturally occurring heavy viscous crude oil.

carbon-in-pulp: a process used to recover gold that has been dissolved after cyanide leach agitation.

cathode: an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic refining process.

clean coal: coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: those metallurgical coals possessing physical and chemical characteristics that facilitate the manufacture of coke.

concentrate: a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

contingent bitumen resource: those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

custom concentrate: concentrate sold to third party smelters for smelting.

doré: unrefined gold and silver bullion bars.

drift: a horizontal passage from one underground working place to another and parallel to the strike of the ore.

extraction plant: a facility in which bitumen is separated from sand, water and other impurities.

flotation: a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, whereas other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal: a type of metallurgical coal used primarily for making coke in integrated steel mills.

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hypogene: primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

KIVCET furnace: a smelting furnace which produces lead bullion and slag.

measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

metallurgical coal: various grades of coal suitable for making steel, such as coking coal.

mill: a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource:a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

oil sands: sand and rock material that contains bitumen.

ore: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

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pci coal: pulverized thermal coal that is used to replace coking coal in a blast furnace.

probable mineral reserve:the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

pressure leaching: extracting a soluble metallic compound from an ore or concentrate by dissolving it in a chemical solvent, accelerated by means of increased temperature and pressure.

raw coal:coal that has been removed or exposed for removal from a mine, but has not been processed.

refinery: a plant in which metal or minerals are extracted from an ore or concentrate, or in which metallic products of a smelting process are refined to higher purity.

roasting: the treatment of sulphide ore or concentrate by heat and air, or oxygen-enriched air, in order to oxidize sulphides and remove other elements.

semi-autogenous grinding (SAG): a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

shaft: a vertical or inclined passageway to an underground mine through which a mine is worked, e.g., for ventilation, moving personnel, equipment, supplies and material, including ore and waste rock.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter: a plant in which concentrates are processed into an upgraded product by application of heat.

stope: an underground excavation formed by the extraction of ore.

strike: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

sulphide: a mineral compound containing sulphur but no oxygen.

supergene: near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW: an abbreviation for Solvent Extraction – Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

synthetic crude oil: crude oil produced by upgrading bitumen to a mixture of hydrocarbons similar to light crude oil produced either by the removal of carbon (coking) or the addition of hydrogen (hydrotreating) which alters the original hydrocarbon mark in the upgrading process.

tailings: the effluent that remains after recoverable metals have been removed from the ore during processing.

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thermal coal: coal that is used primarily for its heating value and that tends not to have the carbonization properties possessed by metallurgical coals.

treatment and refining charges: the charge a mine pays to a smelter to cover the cost of conversion of concentrates into refined metal.

TV:BIP: means a measure of the total volume mined relative to the bitumen in-place and expressed as cubic metres of material mined per cubic metre of bitumen.

upgrading: means the process of converting bitumen into synthetic crude oil.

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CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Teck Cominco Limited, previously Teck Corporation, was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the merger with Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited. On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” takeover bid protection in favour of the Class B subordinate voting shares. Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis. See “Description of Capital Structure” at page 49 of this Annual Information Form for a description of the attributes of the Class A common shares and Class B subordinate voting shares.

The registered and principal offices of Teck are located at 550 Burrard Street, Vancouver, British Columbia.

INTERCORPORATE RELATIONSHIPS

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2008 that are wholly-owned are listed below. Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Incorporation/Formation/ Continuation
AurCay Holdings Inc.	Cayman Islands
Canada Tungsten (Cayman) Inc.	Cayman Islands
Teck Financial Ltd.	Bermuda
Teck Base Metals Ltd.	Bermuda
Teck Cominco Metals Ltd.	Canada
Fording Limited Partnership	Alberta
Teck Cominco Coal Partnership	British Columbia

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Company Name	Jurisdiction of Incorporation/Formation/ Continuation
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
Cominco Mining Partnership	British Columbia
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.
TeckGold Limited	Canada
Teck Colorado Inc.	Colorado, U.S.A.
Teck-Pogo Inc.	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

(i)	a 97.5% partnership interest in the Highland Valley Copper partnership;
(ii)	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;
(iii)	through AurCay Holdings Inc., a 76.5% interest in Compañia Minera Quebrada Blanca S.A.;
(v)	through AurCay Holdings Inc. and Canada Tungsten (Cayman) Inc., a 90% interest in Carmen de Andacollo S.A.; and
(vi)	through Teck Base Metals Ltd., a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper, zinc mine in Peru.

The following chart sets out the relationships among our material subsidiaries.

Teck Cominco Limited –2008 Annual Information Form	Page 1

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

2006

Prices for our principal products increased in 2006. LME cash zinc and copper prices averaged US$1.49 and US$3.05 per pound respectively compared with US$0.63 and US$1.67 per pound in 2005. Molybdenum prices declined somewhat to US$25 per pound compared to US$32 per pound in 2005. Realized coal prices increased from US$99 per tonne to US$113 per tonne in 2006. Revenues increased significantly over 2005, due mainly to substantially higher copper and zinc prices and higher refined metal sales from the Trail operations. Commodity price increases were offset somewhat by a weaker U.S. dollar.

In April 2006, we announced that we were further increasing the semi-annual dividend on our Class A common and Class B subordinate voting shares, commencing with the dividend payable to shareholders of record on June 19, 2006, from $0.40 per share to $1.00 per share.

On May 8, 2006, we announced an offer to acquire all of the outstanding common shares of Inco Limited. We subsequently amended and extended our offer. The offer expired on August 17, 2006 when insufficient shares were tendered to satisfy the minimum tender condition. In December 2006, we tendered all of our Inco shares to a competing bid for cash proceeds of $770 million. After the settlement of our Inco exchangeable debentures and payment of transaction costs related to our offer for Inco, our pre-tax gain on the disposition of our investment in Inco was $120 million.

Teck Cominco Limited –2008 Annual Information Form	Page 2

On June 29, 2006, our Class B subordinate voting shares were listed on the New York Stock Exchange under the ticker symbol “TCK”.

In January 2006, Ronald J. Vance was appointed our Senior Vice President, Corporate Development. In May 2006, Peter G. Kukielski was appointed our Executive Vice President and Chief Operating Officer and in August 2006, Boyd Payne was appointed President and Chief Executive Officer of Elk Valley Coal Partnership.

During the year, new collective agreements were entered into at the Line Creek, Elkview and Fording River coal mines, the Antamina copper, zinc mine in Peru and the Highland Valley copper mine.

In June 2006, we completed the exchange of approximately $112 million principal amount of exchangeable debentures due 2024 and issued 11,489,368 Class B subordinate voting shares in connection with the transaction.

Our cash and temporary investments as at December 31, 2006 were $5.3 billion and long-term debt was $1.5 billion.

2007

In 2007, prices for our principal products mainly declined during the year, although annual average prices for zinc and copper were relatively unchanged at US$1.47 and US$3.23 per pound, respectively, compared with US$1.49 and US$3.05 in 2006. The lead price increased substantially to an average of US$1.17 per pound compared with US$0.59 in 2006. Realized coal prices decreased from US$113 per tonne to US$98 per tonne in 2007. A weaker U.S. dollar adversely affected our revenues.

On April 19, 2007, we announced that we had agreed with UTS Energy Corporation to acquire a 50% interest in an Alberta oil sands lease known as “Lease 14” for a purchase price based on a value of $1.00 per barrel of recoverable bitumen as determined by an independent estimate. In December 2007, the purchase price for our 50% interest was confirmed to be $200 million. During 2007 we also acquired a 50% interest in other oil sands leases in joint venture with UTS. At year end, we had a 50% interest in oil sands leases totaling approximately 285,000 acres (in addition to those held by the Fort Hills Energy Limited Partnership).

Effective May 7, 2007, our Class A common shares and Class B subordinate voting shares were subdivided on a two-for-one basis.

On May 23, 2007, we announced the formation of a partnership to develop the Galore Creek copper-gold mine in northwestern British Columbia. To earn our 50% interest in the Galore Creek Partnership, we agreed to fund $528 million in construction costs. Construction activities at the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more detailed engineering study that predicted substantially higher capital costs and a longer construction schedule for the project. By agreement with our partner, NovaGold Resources Inc., at the time of the suspension, our funding obligations in connection with the project were amended.

On July 3, 2007, we announced a friendly $4.1 billion cash and share offer to acquire all of the outstanding shares of Aur Resources Inc. (“Aur”), a Canadian-based copper producer with operating mines in Chile and Canada. On August 22, 2007, we acquired approximately 93% of the outstanding shares of Aur. On September 28, 2007, we acquired the remaining Aur shares by way of compulsory

Teck Cominco Limited –2008 Annual Information Form	Page 3

acquisition under the Canada Business Corporations Act, and effective January 1, 2008, Aur amalgamated with Teck Cominco Limited under the name “Teck Cominco Limited”.

In August 2007, Tim Watson was appointed our Senior Vice President, Project Development.

In September 2007, we agreed with UTS Energy Corporation and Petro-Canada to subscribe for an additional 5% interest in the Fort Hills Energy Limited Partnership by funding an additional $375 million of partnership expenditures beyond our current earn-in obligations. As a result, we own a 20% interest in the partnership. We will satisfy the subscription price for the additional interest by contributing 27.5% of Fort Hills project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion.

On September 24, 2007, we announced our indirect acquisition of 16.65 million units of Fording Canadian Coal Trust (“FCCT”), representing approximately 11.25% of the outstanding units, for cash consideration of $599 million. This increased our interest in FCCT to approximately 19.95%. We must pay additional amounts to the vendor if prior to July 31, 2008 we make an offer or announce an intention to acquire more than 50% of the outstanding FCCT units, and a transaction is subsequently completed, or if we sell FCCT units, in either case at a price in excess of $36 per unit.

Our cash and temporary investments as at December 31, 2007 were $1.4 billion as against long term debt of $1.5 billion.

2008

In 2008, apart from coal, which more than doubled in price, prices for our principal products declined further. Annual average prices for zinc and copper were US$0.85 and US$3.17 per pound, respectively, compared with US$1.47 and US$3.23 per pound in 2007. The lead price declined to an average of US$0.95 per pound, compared with US$1.17 in 2007. Realized coal prices increased substantially from US$98 per tonne in 2007 to US$205 per tonne in 2008. While average prices for the year were down only modestly from 2007, commodity prices declined rapidly and substantially in the fourth quarter of 2008 as a consequence of the global economic slowdown.

On April 14, 2008 we agreed with Global Copper Corp. to acquire Global by way of an arrangement pursuant to which Global’s assets, other than its principal asset, the Relincho copper/molybdenum deposit located in Northern Chile, would be transferred to a new corporation, Lumina Copper Corp. The transaction effectively valued the Relincho project at approximately $424 million, and we issued 6.9 million Class B subordinate voting shares and paid approximately $137 million in cash in connection with the transaction. The transaction closed on August 1, 2008.

In June 2008, Roger Higgins was appointed our Senior Vice President, Copper.

On July 14, 2008 we announced, together with our partner Xstrata Zinc, that the Lennard Shelf zinc mine in Western Australia had become uneconomic as a result of low zinc prices, a stronger Australian dollar, high operating costs and lower than planned production. Lennard Shelf was closed in August, 2008.

On July 29, 2008 we announced that we had agreed with FCCT to acquire 100% of FCCT’s assets, consisting principally of a royalty in respect of FCCT’s 60% non-operating interest in the Elk Valley Coal Partnership (now Teck Coal Partnership). The purchase price was approximately $13.6 billion and was

Teck Cominco Limited –2008 Annual Information Form	Page 4

funded with approximately 36.8 million Class B subordinate voting shares valued at $1.5 billion and $12.1 billion of cash. The transaction closed on October 30, 2008. See “Significant Acquisitions” below.

Engineering work for the Fort Hills oil sands project continued during the year. In September, the partners in Fort Hills announced that preliminary results from the front end engineering and design work suggested that the estimated capital costs for the first phase of the mine and upgrader portions of the Fort Hills project had increased substantially. In November, the Fort Hills partners announced that they would defer a final investment decision on the mining portion of the Fort Hills project until a revised cost estimate more consistent with the current market environment could be established. The partners also announced that the upgrader portion of the project would be put on hold.

In October 2008 we announced an internal reorganization involving the creation of five separate business units focusing on copper, metallurgical coal, zinc, gold and energy, respectively, and that we proposed to seek approval at the annual meeting of Teck in April 2009 for the name of the Company to be changed to Teck Resources Ltd.

In December 2008 we announced the suspension of operations at the Pend Oreille mine in Washington State, as a result of low zinc prices.

Our cash and temporary investments as at December 31, 2008 were $861 million against total debt of $12.9 billion.

SIGNIFICANT ACQUISITIONS

Pursuant to an arrangement transaction which closed on October 30, 2008 (the “Acquisition”), Teck acquired 100% of the assets of FCCT, which consist principally of a royalty in respect of FCCT’s 60% non-operating interest in the Elk Valley Coal Partnership, which was renamed Teck Coal Partnership (“Teck Coal”) on closing of the transaction. An affiliate of Teck is the managing partner of Teck Coal. Prior to the Acquisition Teck owned a 52% effective interest in Teck Coal through its 40% direct interest in Teck Coal and ownership of 19.6% of the outstanding units of FCCT.

As a result of the Acquisition, Teck owns indirectly 100% of Teck Coal.

In aggregate, Teck paid US$12.1 billion in cash and issued 36,828,787 million Teck Class B subordinate voting shares in connection with the Acquisition. The cash portion of the consideration was funded by a US$5.81 billion 364 day bridge credit facility and a US$4 billion three-year amortizing term loan facility, approximately US$2.4 billion of proceeds from the sale of the FCCT units held by Teck prior to closing, and cash on hand. Teck filed a business acquisition report in respect of the Acquisition on Form 51-102 F4 on November 13, 2008.

DESCRIPTION OF THE BUSINESS

GENERAL

Teck is engaged primarily in the exploration for, and the development and production of, natural resources. We have interests in the following principal mining and processing operations as at March 4, 2009:

Teck Cominco Limited –2008 Annual Information Form	Page 5

	Type of Operation	Jurisdiction
Antamina	Copper/Zinc Mine	Ancash, Peru
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Quebrada Blanca	Copper Mine	Chile
Andacollo	Copper Mine	Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, USA
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada
David Bell/Williams	Gold Mine	Ontario, Canada
Pogo	Gold Mine	Alaska, USA

Our principal products are copper concentrate and copper cathode, metallurgical coal and gold, as well as zinc concentrate and refined zinc. Molybdenum is a significant by-product of our copper operations and lead is a significant by-product of our zinc operations. Other products include silver, various specialty metals, chemicals and fertilizers. We also sell electrical power that is surplus to our requirements at the Trail metallurgical operations. We have a 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, and a 50% interest in certain other oil sands leases in Alberta at various stages of exploration.

The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2008 $(billions)%		2007 $(billions)%
Copper(1)	1.827	27%	1.753	28%
Zinc(2)	1.056	15%	1.989	31%
Coal	2.428	35%	951	15%
Other(3)	1.593	23%	1.678	26%
Total	6.904	100%	6.371	100%

(1)	Copper revenues include sales of copper concentrate and cathode copper
(2)	Zinc revenues include sales of refined zinc and zinc concentrate
(3)	Other revenues include sales of gold, silver, lead, molybdenum, various specialty metals,

chemicals, fertilizer and electrical power

Product Summary

Copper

We produce both copper concentrates and cathode copper. Our principal market for copper concentrates is Asia, with lesser amounts sold in Europe and North America. Copper concentrates produced at Highland Valley Copper are distributed to customers in Asia by rail to a storage facility in Vancouver,

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British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Europe, Asia and North America. Copper cathode from our Quebrada Blanca and Andacollo mines is trucked from the mines and sold in the spot market.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.

Zinc

Our principal markets for zinc concentrates are Asia and Europe. Approximately 25% of Red Dog’s concentrate production is sold to our metallurgical operations at Trail, BC. The balance of Red Dog’s production is distributed to customers in Europe and Asia by ship.

Our principal markets for refined zinc are the United States and Asia. Refined zinc produced at Trail is distributed to customers in the United States by rail and/or truck and to customers in Asia by ship.

All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at our mines and treated at Trail) are derived from sales to third parties. We strive to differentiate our products by producing the alloys, sizes and shapes best suited to our major customers’ needs.

Trail’s supply of zinc and lead concentrates other than those sourced from our own mines is provided through long-term and spot contracts with mine producers in North America, South America and Australia.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe. A portion of Red Dog concentrates are processed at Trail.

Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.

Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

Metallurgical Coal

Our principal markets for metallurgical coal are the hard coking coal markets in Asia and Europe. Teck Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coking coal used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. non-recycled) steel.

Processed coal is primarily shipped by rail to the Westshore and Neptune Terminals in the lower mainland of British Columbia and from there by ship to customers, or directly by rail to North American customers or by rail and ship through Thunder Bay Terminals in Thunder Bay, Ontario. Rail service to the five Elk Valley mines is provided by Canadian Pacific Railway, and Canadian National Railway provides rail service to the Cardinal River mine in central Alberta.

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Substantially all of Teck Coal’s production is sold under evergreen or long-term agreements with coal prices and volumes that are negotiated annually. In response to decreased realized sales in the metallurgical coal markets resulting from the 2008 global financial crisis Teck Coal has made increased spot sales of thermal coal in the fourth quarter of 2008 and the first quarter of 2009.

Teck Coal competes primarily with producers in Australia and the United States. The supply of coal in global markets and the demand for hard coking coal among world steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates. The competitive position of Teck Coal continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The seaborne hard coking coal markets are cyclical in nature. Over-supply in the years 1997 – 2000 and the economic downturn in a number of Asian countries caused prices to drop by more than 30%. Demand strengthened in 2003 and prices strengthened significantly through 2004 and 2005. In 2006 and 2007 hard coking coal prices moderated slightly from record levels in 2005, in part due to substitution by consumers of lower quality coking coals for hard coking coal.

Coal contracts for the 2008 contract year saw U.S. dollar coal prices increase significantly in comparison to 2007 due to strengthened demand for global steel production coupled with constrained coal exporting capacity and severe January 2008 flooding in the Australian coking coal production region. While coal contracts for the 2009 contract year have not been finalized, current market sentiment and decreasing global demand for steel suggest that 2009 U.S. dollar coal prices will decrease significantly in comparison to 2008. Teck Coal expects to reduce 2009 production to approximately 20 million tonnes of metallurgical coal.

INDIVIDUAL OPERATIONS

Copper

Copper Operations

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper, zinc mine in Peru, with the balance held indirectly by BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on the project’s free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

The Antamina project property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

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The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.

The mine is an open pit, truck/shovel operation. The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to refineries and smelters world-wide.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit. Fresh water from mill operations is collected and contained in the tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-SE strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit is located mainly between elevation 4,350 and 3,790 metres, but outcrops up to elevation 4,650 metres. The deepest drill hole, which terminated at 3,632 metres elevation, was still in mineralized skarn. The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Proven and probable reserves are sufficient for a remaining mine life at current production rates of approximately 22 years. In August 2008, Antamina announced a revised resource estimate, which represented a significant increase in resources.

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for over 85% of the mine’s production of copper and zinc concentrates. The price of copper and zinc concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated with reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina project sponsors. Molybdenum concentrates are sold to third party refiners on market terms.

Highland Valley Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company. Highland Valley is also a significant producer of molybdenum.

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Our current interest is held through an 11.4% direct interest in the Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC. Our remaining 83.6% interest is held directly and indirectly through Teck Cominco Metals. The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to a highway connecting Merritt, Logan Lake, and Ashcroft, British Columbia. The mine is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The mill, which uses semi-autogenous grinding and conventional flotation to produce metal in concentrate from the ore, has the capacity to process 136,000 tonnes of ore per day. Based on the current life-of-mine plan, Highland Valley is expected to operate until 2019. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit. These are located in the Guichon Batholith which hosts all of the ore bodies located in the area. The Lornex ore body occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates are transported by rail to customers in North America and to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in several countries. Treatment and refining charges under long term contracts are negotiated annually on a “brick” system, under which annual negotiated treatment charges are averaged with prior years’ terms. The balance is sold on the spot market.

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. (“CMQB”). We own 90% of the Series A shares of CMQB. Inversiones Mineras S.A.

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(“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB. Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMQB. When combined with the Series B and Series C shares of CMQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMQB’s total share equity.

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square kilometres in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 170 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile. Access to the mine site is via road from Iquique.

Quebrada Blanca is an open pit mine that produces an average of 22,000 tonnes per day of heap leach ore and 39,000 tonnes per day of lower grade dump leach ore. Copper bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode. The SX-EW plant has a capacity of approximately 85,000 tonnes of copper cathode per year. Copper cathode is trucked to Iquique for shipment to purchasers. Based on the current life-of-mine plan, and not accounting for the hypogene mineralization described below, Quebrada Blanca has an expected remaining mine life of approximately 8 years.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Approximately 500 tonnes per month of copper cathode is sold pursuant to a frame agreement with a metals trading entity. The remaining copper cathode is sold on the spot market.

In late 2007, we completed a 200 metre spaced drill program to define the hypogene mineralization exposed in the bottom of the current open pit at Quebrada Blanca. On March 3, 2008, we announced the completion of an estimate of an inferred resource for the hypogene mineralization (see “Mineral Reserves and Resources”). Copper grade continuity in the mine area has been confirmed in all holes completed to date terminate in mineralization, leaving the deposit open at depth. The lateral extent of the deposit remains undefined. Development and exploitation of the hypogene resource would require construction of a concentrator, tailings facility and associated infrastructure. Development of the hypogene deposit will require various environmental and other permits and governmental authorizations, and may require additional water rights. Engineering studies have been largely suspended at present in light of current economic conditions.

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Andacollo Mine, Chile (Copper)

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo (“CDA”). We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Our Series A shares of CDA and the Series B shares, respectively, equate to 90% and 10% of CDA’s total share equity.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square km as well as certain water rights. CDA has, since 1996, been conducting mining operations on the supergene deposit on the Andacollo property which overlies the hypogene deposit.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

The Andacollo mine is an open pit mine producing approximately 10,500 tonnes of ore per day. Ore is transported to heap leach pads with a certain amount of lower grade ore being processed through dump leaching. Copper bearing solutions are processed in an SX-EW plant to produce LME grade A copper cathode.

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. A primary copper-gold sulphide deposit (the “Hypogene Deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit. The Hypogene Deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

Approximately 1,200 tonnes per month of copper cathode produced by Andacollo in 2007 has been sold to a metal trading entity pursuant to a frame contract. The remaining Andacollo copper cathode production is sold in the spot market.

Andacollo is currently mining supergene mineralization. A hypogene deposit beneath the supergene deposit is being developed, with mill commissioning scheduled for late 2009, allowing for an expected additional 21 year mine life. The current capital cost estimate for the project, consisting primarily of a concentrator and tailings facility, is approximately US$410 million based on an exchange rate of US$1.00 = 535 Chilean pesos, of which US$249 million was spent as of December 31, 2008. Over the first 10 years of the project, production is expected to be 76,000 tonnes of copper and 53,000 ounces of gold in concentrate annually. Cathode copper production from the supergene deposit is scheduled to cease in 2011.

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Duck Pond Mine

We hold a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland. We are required to pay a former owner of the property a 2% net smelter returns royalty on production from the property. The Duck Pond mine achieved commercial production on April 1, 2007.

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is to be mined through combination of open pit and underground mining methods. Production is expected to average 37 million pounds of copper and 51 million pounds of zinc annually until the end of 2013, based on existing reserves. Conventional flotation produces copper and zinc concentrates that are trucked to the port of St. Georges on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold under concentrate sales agreements to smelters in North America and overseas.

Copper Projects

In August 2008 we acquired a 100 percent interest in the Relincho copper project, located in central Chile, through our acquisition of Global Copper Corp. by way of a plan of arrangement. A total of 49,100 metres of in-fill drilling was completed on the property in 2008. In the third quarter, a scoping study was initiated to investigate various development alternatives, to identify potential power and water sources, and to consider access and concentrate transport aspects. The scoping study is expected to be completed at the end of the first quarter of 2009.

Galore Creek

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia. NovaGold Resources Inc. (“NovaGold”) holds the other 50% of the partnership. Galore Creek is a major copper/gold resource. Construction activities on the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more extensive and detailed engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project than previously anticipated. In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek has been reduced to approximately $36 million, which must be contributed by December 31, 2012. While we are making these committed contributions, which will represent 100% of project funding, we will have a casting vote on the Galore Creek management committee with respect to the timing and nature of expenses to be funded. The new funding arrangements replace the arrangements agreed by us and NovaGold in November 2007, pursuant to which we had committed to spend an additional $72 million on studies to reassess the Galore Creek Project, of which $15.8 million had been spent to December 31, 2008, in addition to our share of other project costs.

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San Nicolas Project, Mexico (Copper, Zinc)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. (“MSN”), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property. Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project. The project is being held on a care and maintenance basis.

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough near Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by Teck Alaska Incorporated, subject to a royalty as described below.

The mining method employed is conventional drill and blast open pit mining. Reserves in the vicinity of the processing facilities are expected to be sufficient for a mine life of 20 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being developed under the terms of a development and operating agreement with the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native development corporation. Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency (the “EPA”) and air permits issued by the State of Alaska. In 2007, the EPA withdrew the mine’s recently renewed water discharge permit for procedural reasons. The previous permit has been extended pending the issuance of a new permit to be issued in connection with the permitting of the Aqqaluk deposit, the next orebody to be developed. The existing permit contains end-of-pipe limitations on total dissolved solids that the mine cannot meet on a sustained basis. The mine is operating under a consent decree and is in material compliance with the consent decree and with State water quality limits. Otherwise, the operation is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

At current production rates, the main pit is expected to be exhausted by the end of the first quarter of 2011. Taking into account the need to prepare and pre-strip the Aqqaluk deposit, we estimate that we will need to access the new deposit by the first quarter of 2010. The approval process for the Supplemental

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Environmental Impact Statement (SEIS) for Aqqaluk and the time-table for the issuance of the renewal of the water discharge permit and other required permits remain largely on schedule. We expect that the permit will be issued in mid-2009. However, there is a substantial risk that the issuance of the permit will be appealed leading to a further delay of 18 months to two years. In that event, production at Red Dog could be limited or curtailed until the appeal is resolved.

Red Dog is comprised of a number of sedimentary hosted exhalative (SEDEX) lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulphide units. Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is also shipped to Trail and to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004. All of the concentrate from Pend Oreille is trucked to our Trail metallurgical operations for processing.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate hosted zinc-lead ore body situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy. Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual mill throughput in 2007 was 638,000 tonnes of ore, producing 49,000 tonnes of zinc in concentrate and 8,300 tonnes of lead in concentrate. In February 2009, we temporarily suspended operations and put the mine on

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care and maintenance as a result of low zinc prices. See “Mineral Reserves and Resources” at page 25 of this Annual Information Form.

Pillara Mine, Lennard Shelf, Australia (Zinc)

We own a 50% share interest in Lennard Shelf Pty Ltd., which owns the Pillara underground mine in the Kimberly region of Western Australia, 2,600 kilometres northeast of Perth and 400 kilometres east of Broome along the Great Northern Highway. In August 2008, mining operations were suspended and reclamation is currently underway.

Refining and Smelting

Trail Metallurgical Operations

Teck Cominco Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc and lead. It also produces silver and gold, germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail’s zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants. The facility has an annual capacity of approximately 295,000 tonnes of refined zinc. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant. Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements. A range of valuable metals, including indium and germanium, are extracted as co-products. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery. Silver and gold are also recovered from this circuit after further processing. In 2007, the facility started to recycle electronic waste and processed 8,275 tonnes of such material in 2008.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant. The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment. The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Cominco Metals also owns the Waneta hydroelectric power plant near Trail. It has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy. This plant, pursuant to agreements with B.C. Hydro and Fortis Inc., provides electric power to the Trail metallurgical operation. The operation of Waneta and other hydroelectric plants in the watershed is governed by the Canal Plant Agreement (CPA), a contractual arrangement with B.C. Hydro and other related parties under which we receive approximately 2,700 gigawatt hours per year of energy even during low water years. The term of the CPA extends until 2035. Our CPA entitlement may be reduced by approximately 150 gigawatt hours per year to the extent that Waneta Expansion Power Corporation proceeds with an expansion of the facility in accordance with expansion rights sold to the provincial government in 1994.

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We also own a 15 kilometre transmission line from Waneta to the United States power distribution system. Power that is surplus to our needs at Trail Metallurgical Operations is sold at prevailing market rates in Canada and the United States.

Coal

Teck Coal Partnership, Canada

Teck Coal has six operating mines. It wholly owns Fording River, Coal Mountain, Line Creek and Cardinal River, has a 95% partnership interest in the Elkview mine, and has an 80% joint venture interest in the Greenhills mine. The Cardinal River mine is located in west central Alberta. The other five mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. All of Teck Coal’s mines are open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities. All of the mines are accessed by two lane all-weather roads which connect to public highways. All the mines operate under permits granted by Provincial and Federal regulatory authorities. Provincial remediation reclamation permits are placed to permit all facets of the mining process. From time to time each of the mines may require additional permits in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed. All permits necessary for the current operations of the mines are in hand and in good standing.

The following chart lists significant coal rights held by Teck Coal as at December 31, 2008:

Mineral Holdings (thousand hectares, rounded)	Fee Simple	Crown Lease and License	Total
Coal British Columbia Alberta	39 1	68 39	107 40
All Mines and Minerals except Petroleum & Natural Gas British Columbia	6	–	6
Total	46	107	153

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. Teck Coal currently pays license fees ranging from $7 to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $3.50 per hectare. In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck Coal’s six coal mines operate in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted

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deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 3%, and apply to the Cardinal River mine.

Teck Coal’s mines employ conventional open-pit mining techniques and coal preparation plants. Following mining, the coal is washed using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

Coal Transportation and Sales

Teck Coal typically transports approximately 90% of its coal shipments from the Teck Coal mines to west-coast ports in British Columbia pursuant to long-term rail contracts. Rail service to the five mines located in the Elk Valley to the port facilities is provided by Canadian Pacific Railway Limited (“CPR”) pursuant to an agreement expiring March 31, 2009. Teck Coal and CPR are in negotiations to establish rates and conditions of service for westbound shipments on expiry of the current agreement. If negotiations are not successful, Teck Coal has recourse to final offer arbitration under the Canada Transportation Act which would establish those rates and conditions for a maximum period of 12 months. Rail service to the Cardinal River mine is provided by Canadian National Railway Company pursuant to an agreement expiring January 2011.

Westshore Terminals Ltd. provides ship-loading services at Roberts Bank for approximately 75% of Teck Coal’s metallurgical coal pursuant to long-term contracts. The contract in respect of the Elkview mine expires in March 2010, and the contract in respect of Fording River, Greenhills, Line Creek and Coal Mountain expires in February 2012. Neptune Terminals, in which Teck Coal has a 46% ownership interest, provides ship-loading services for the balance of Teck Coal’s metallurgical coal loaded at the west coast. Approximately 10% of Teck Coal’s metallurgical coal products are shipped from the mine sites to eastern North American customers either directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario.

Teck Coal’s coal is sold principally under evergreen contracts at annually negotiated prices to approximately 45 customers around the world. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period beginning April 1 in each year, referred to as a “coal year”.

Elkview Mine, Canada

Teck Coal has a 95% partnership interest in the Elkview mine. The remaining 5% is held equally by Nippon Steel Corporation and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005 for US$25 million. The Elkview mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current production capacity of approximately 5.6 million tonnes of clean coal. Capacity may be restricted for reasons including availability of truck tires and actual production will depend on sales volumes. At 2008 production rates, the Elkview mine is estimated to have a remaining reserve life of approximately 50 years.

The mine is a conventional open pit operation comprised of 27,054 hectares of coal lands of which 3,599 hectares have been mined or are scheduled for mining. The mine proper and the associated fee simple lands at Elkview cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometres south of the City of Fernie, British Columbia. The mineral reserves associated with the Elkview mine lie in the Mist Mountain formation of the Crowsnest coal field with the

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mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

Annual in-fill drilling programs are conducted to confirm and update the geological model used to develop the yearly mine plans.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The Elkview mine uses conventional open pit truck/shovel mining methods. The preparation plant, which has a capacity of 6.5 million tonnes per year of clean coal, is a conventional coal washing plant, using standard technology of cyclones and heavy media flotation.

Fording River Mine, Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine is a conventional open pit operation comprised of 20,304 hectares of coal lands of which 4,263 hectares have been mined or are scheduled for mining. Fording River has been in operation since 1969.

Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacity of the mine is 8.3 million tonnes and the preparation plant is 10 million tonnes. Annual in-fill drilling programs are conducted to refine mine plans and confirm and update the geological model.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at 2008 production rates for a further 32 years. Fording River’s reserve areas include Eagle Mountain, Turnbull, Henretta, and Castle Mountain.

Greenhills, Canada

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site is comprised of 11,806 hectares of coal lands of which approximately 2,265 hectares have been mined or are scheduled for mining.

Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 4.5 and 4.5 million tonnes, respectively.

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO. Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, Teck Coal is the manager and operator of Greenhills. Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2015.

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Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and Cougar South. Cougar North is expected to be mined out in 2009. Development and pre-stripping of Cougar South has progressed sufficiently to now be a long-term source of coal. Proven and probable reserves at Greenhills are projected to support mining at 2008 production rates for a further 18 years.

Coal Mountain, Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 3,836 hectares of coal lands of which approximately 1,016 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation plant are 2.7 and 3.5 million tonnes, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at 2008 production rates for a further 11 years.

Line Creek, Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies metallurgical and thermal coal to a variety of international and domestic customers. The Line Creek property consists of 8,183 hectares of coal lands of which approximately 2,267 hectares are currently being mined or are scheduled for mining.

The mine is a conventional open pit operation. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a processing plant, where it is cleaned and dried using conventional technology. The current annual production capacities of the mine and preparation plant are 2.2 and 3.5 million tonnes, respectively.

The metallurgical and thermal coal at Line Creek is mined from 10 coal seams that occur on the steep dipping limbs of a syncline. The seams range between 2 and 15 metres in thickness. At 2008 production rates Line Creek has an estimated remaining reserve life of approximately 6 years.

Cardinal River Mine, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. The current annual production capacities of the mine and preparation plant are 2.0 and 3.0 million tonnes, respectively. At 2008 production rates, Cardinal River is expected to have a mine life of approximately 22 years.

Gold

Hemlo Operations, Canada (Gold)

We have a 50% joint venture interest in two gold mines in the Hemlo Gold Camp located near Marathon, Ontario: the Williams and David Bell gold mines (the “Hemlo Operations”). A wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”) holds the remaining 50% joint venture interest. Our share of production is subject to a 2.25% net smelter return royalty at Williams and a 3% net smelter return royalty at David Bell. On February 20, 2009 we announced that we have agreed to sell our joint venture interest to an affiliate of Barrick for US$65 million. The transaction is to have an effective date of January 1, 2009. Closing is expected to occur in the second quarter of 2009.

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The Hemlo Operations lie adjacent to the Trans-Canada Highway in the Hemlo district of Ontario, and operate throughout the year. The mill located at the Williams mine processes ore for both the Williams mine and the David Bell mine. Power for the Hemlo Operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available at the site to provide some emergency support should the grid not be able to supply power. Water requirements are sourced from Cedar Creek and personnel from both mines live in nearby areas, the majority in Marathon, Ontario.

The Hemlo Operations operate a combined tailings management system including a tailings basin and polishing pond. The property includes one tailings pond, located approximately four kilometres from the Williams mill, and four waste stockpiles located adjacent to the Williams open pit. Both operations comply with certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities. The Williams mill and both mines hold all the necessary permits and certificates that are material to the operations.

The Hemlo Operations are located in a small east-west trending archean greenstone belt in central Ontario known as the Hemlo zone. The Williams mine is located at the western end of the Hemlo zone, the David Bell mine is located at the eastern end of the Hemlo zone, and Newmont Mining Corporation’s Golden Giant mine is located between the Williams and David Bell mines along the Hemlo zone. The total length of the mineralized zone comprising the Williams, David Bell and Golden Giant mines is over three kilometres.

The Williams and David Bell ore bodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams ore zone dips north at 60-70 degrees and the David Bell ore zone dips north at 50-60 degrees. The ore zones continue to approximately 1,200 metres below the surface and vary in width from 45 metres to 1 metre at Williams and from 15 metres to 1 metre at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main ore bodies are composed of fine grained quartz-feldspar rock with gold occurring as finely disseminated particles within the groundmass as well as with pyrite grains.

Our share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. We have also entered into certain hedging contracts in respect of certain portions of our production.

Williams Mine

The Williams mine, primarily an underground operation with some open-pit mining, has been operating since 1985. The property comprising the Williams mine consists of 11 patented mining claims and 6 leased claims. The mine covers a surface area of approximately 270 hectares.

The Williams mine is one of the largest gold-producing mines in Canada. The underground mine is accessed by a 1,300 metre production shaft, and mining is carried out by longhole stoping and Alimak methods with cemented paste backfill. The Williams open pit mine lies immediately above and adjacent to the underground mine, and ore from these two sources and the David Bell mine is treated in the Williams mill. The mill started production in 1985 at the rate of approximately 3,000 tonnes per day, and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill was further expanded to 10,000 tonnes per day but currently operates at a rate of approximately 8,300 tonnes per day as

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underground reserves are being depleted. The Williams mill uses semi-autogenous grinding and a carbon-in-pulp gold recovery circuit. Approximately 20% of the gold is recovered by a gravity circuit.

In 2006 the Hemlo operations reached agreement with Newmont Mining Canada granting Hemlo the right to explore, develop and mine the Interlake property, which is the down dip extension of the Williams ore zone to the west of the current property boundary.

As a result, a strategic review of the life of mine plan and operating cost structure was completed and a detailed life of mine plan was developed in 2008. The review indicated a lower production profile going forward with declining head grades as underground ores are becoming depleted and more low-grade open pit ore is mined. As a result of lower production and less development activities planned going forward, the mine implemented cost cutting measures that included a work force reduction of 150 positions, including contractors.

David Bell Mine

The property comprising the David Bell underground mine consists of granted mining leases and mining claims, covering a surface area of approximately 274 hectares.

The David Bell mine was developed through a 1,160 metre production shaft, and mining is by longhole stoping and Alimak methods with cemented paste backfill. Ore from the David Bell mine is transported to, and processed at, the nearby Williams mill. The David Bell mine is scheduled to close in 2010 based on current reserves.

Pogo Mine, United States (Gold)

In June 1997, we entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska, 40 air miles (64 kilometres) northeast of Delta Junction at the terminus of the Alaska Highway. In 2007 we satisfied the final conditions necessary to fully vest our interest in the mine. We are the project operator and are entitled to a management fee.

The Pogo property is approximately 16,700 hectares in size. Access to the site is provided by a dedicated 50 mile all-season road from the Richardson Highway north of Delta Junction to the property. The mine area is the subject of a mining lease, which requires annual rental payments. The balance of the property is comprised of 1,281 state mining claims, each requiring a specified nominal amount of annual assessment work.

The project consists of an underground mine and 2,500 tonne per day mill expected to produce 350,000 to 450,000 ounces of gold per year over a 10 year mine life. The mining methods are cut and fill and drift and fill. The mill utilizes conventional milling, and gravity, flotation, cyanide leaching and carbon-in-pulp technology. The gold from both the gravity and carbon-in-pulp circuits is produced as doré bullion.

Construction of the Pogo mine was completed in the second quarter of 2006. The final construction cost for the project was US$350 million. The Pogo mine commenced operations in January with the first gold bar poured on February 12, 2006. Commercial production was reached in April 2007.

The property is subject to a 1.5% net smelter return royalty payable by the venturers on the first two million ounces of gold produced. After the first two million ounces of gold is produced, the 1.5% net

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smelter return royalty is no longer payable. However, we (through our indirect wholly-owned subsidiary, Teck-Pogo Inc. (“TPI”)) must then pay Sumitomo Metal Mining America Inc. and SC Minerals America Inc. a production royalty on TPI’s share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI’s account is equal to the greater of 5% of the price of gold and US$25.

Morelos (Gold)

Prefeasibility work continues on the Morelos gold project in Mexico, in which we have a 78% interest. During the latter part of 2007, road access to part of the project was interrupted by an illegal blockade, which continued through 2008, and work on the property itself is suspended.

Oil Sands

Fort Hills Project

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project. On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%. The other limited partners are Petro-Canada, with a 60% limited partnership interest and UTS Energy Corporation (“UTS”) with a 20% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests. Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the next $5 billion of project expenditures. These amounts include the subscription price for our 20% interest. The partners will fund further project expenditures in proportion to their respective partnership interests. Our share of project expenditures to the end of 2008 was $667 million.

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7598060T05 (“Lease 5”), Alberta Oils Sands Lease No. 7281020T52 (“Lease 52”) and Alberta Oil Sands Lease No. 7400120008 (“Lease 8”), (collectively, with certain other leases acquired for tailings disposal, the “Leases”). The Leases are located approximately 90 kilometres north of Fort McMurray, Alberta. The Leases cover a contiguous area of approximately 24,720 hectares on the east bank of the Athabasca River. The current terms of Lease 5 and Lease 52 continue indefinitely, provided the mine development plan approved by Alberta Energy is met. The development plan, initially submitted by TrueNorth Energy L.P. (“TrueNorth”), a predecessor to the Fort Hills Partnership, was amended in 2005 to provide for a commitment to construct a mine with a capacity of 100,000 barrels per day of bitumen by 2011. The development plan includes certain other interim milestones. Lease 8, which is not subject to the development plan, covers approximately 2,286 hectares and its primary term continues to 2015.

An affiliate of Petro-Canada acts as contract operator of the project pursuant to an operating services contract. The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented. Certain fundamental decisions concerning the project require super-majority approval of the management committee. The Partnership Agreement contemplates that the contract operator will market 100% of project production on behalf of the partnership for a minimum initial period of 4 years after first

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commercial production of bitumen. Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

The Fort Hills Partnership is proceeding with the Front End Engineering Design (FEED) stage of the project and the Environmental Impact Assessment and regulatory approval for the upgrader. The Fort Hills project is currently planned to be developed in two phases, with the first producing 160,000 barrels per day of bitumen in late 2011 to be upgraded to 140,000 barrels per day of synthetic crude oil commencing in mid 2012. The second phase is expected to double capacity to 280,000 barrels per day of synthetic crude.

In September, together with our partners in the Fort Hills project, we announced that the preliminary results from the FEED work suggest that the estimated capital costs for the first phase of the mine and upgrader portions of the project, as currently conceived, have increased in the range of 50% from the estimate of $18.8 billion (including third party costs) announced by the partners in June 2007.

The partners are reviewing the preliminary estimates and are assessing various options for development of the project, including phasing of the various aspects of the project, with the selected options to be reflected in the final FEED report. Once the FEED work is complete, Fort Hills will develop a definitive cost estimate for the selected development option, which will be the basis for the final investment decision by the project partners. At this point the partners contemplate making an investment decision in 2009 only for the mining and extraction portion of the project, located north of Fort McMurray. The upgrader portion of the project, located in Sturgeon County, has been put on hold and a decision on whether to proceed with the upgrader will be made at a later date, which would substantially reduce project costs prior to first bitumen production.

The Fort Hills Partnership remains committed to the retention of the oil sands leases and is holding discussions with the Government of Alberta on the current lease term. Proceeding with the project is also subject to certain regulatory approvals. In October 2008, the Alberta Energy Resources Conservation Board (the ERCB) released its decision regarding the proposed mine amendment requested by Petro-Canada on behalf of the Fort Hills Partnership. The decision, which is subject to Order in Council, provides for the required revision to the mine footprint to enable construction to proceed for the first phase of the mine and extraction portion of the Fort Hills project. The ERCB have requested a revised assessment of the cumulative effects and mine plan by December 31, 2009 to facilitate the request to increase the total recoverable resource. The regulatory hearing on the Sturgeon County upgrader was convened in the second half of 2008 and the ERCB decision report was released in January 2009. The decision, which is subject to Order in Council, found the upgrader to be in the public interest and approved the project subject to conditions and the commitments made by Petro-Canada.

In light of the substantial capital commitment associated with Fort Hills, we are exploring strategic alternatives with respect to our interest in the project.

Teck/UTS Joint Venture

Under a joint bidding agreement with UTS Energy Corporation (“UTS”), we have acquired a 50% interest in approximately 124,000 hectares acres of oil sands leases in the Athabasca region of Alberta. Our total acquisition and exploration costs of these leases were $348 million. The planned 2008/2009 exploration program consists of approximately 60 strategically placed wells with a view to maximizing the resource potential per well.

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In March 2008, a Public Disclosure Document was released describing preliminary development plans for two new oil sands mines for certain leases that we jointly hold with UTS. The Equinox oil sands project, which we formerly referred to as Lease 14, is located immediately west of the Fort Hills project and the Frontier oil sands project, which includes Lease 311, is approximately 10 kilometers north of the Equinox project. The filing of the Public Disclosure Document begins the formal regulatory process for the two projects.

Frontier and Equinox Projects

The Equinox oil sands project consists of approximately 2,890hectares of oil sands lease (Lease 14) immediately west of the Fort Hills project. The joint venture is proceeding with a Design Basis Memorandum (DBM) study to assess the feasibility of developing the Equinox project as a stand-alone 50,000 barrel per day bitumen mining/extraction operation. The DBM study is expected to be completed in the first quarter of 2009 and will also provide a basis for assessing development of the larger Frontier project.

The Frontier oil sands project consists of approximately 26,410 hectares of oil sands leases, including Lease 311, and is located on the west side of the Athabasca River approximately 10 kilometers north of the Equinox project. The joint venture completed 353 core holes in the first quarter of 2008, of which 325 core holes were located in the Frontier project area. Full assay and test results have been completed on the cores from the 2007/2008 winter exploration program.

Engineering studies are expected to start on the Frontier project in the second quarter 2009 assessing various development options for a stand alone mine/extraction operation in the range of 100,000 to 160,000 barrels of bitumen per day.

See “Oil and Gas Resources” at page 34 for a discussion of the contingent resource estimates for the Frontier and Equinox Projects.

Other Oil Sands Interests

Teck and UTS also jointly hold additional oil sands leases both east of the Athabasca River (60,000 hectares) and west of the Athabasca River (34,700 hectares). Preliminary exploration drilling programs have been conducted during 2006/2007 and 2007/2008 winter seasons on some of these leases. Further exploration core holes are planned during the upcoming 2008/2009 winter drilling program.

Exploration

In 2008, our exploration expense was $135 million. Approximately 81% of expenditures was dedicated to exploration for gold and copper and the balance on nickel, diamonds and polymetallic projects. Of the total expenditures, approximately 30% was spent in North America, 39% in South America, 10% in Europe, and 7% in Australia.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery. Planned expenditures for 2009 are approximately $37 million excluding mine exploration, coal exploration and development projects.

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MINERAL RESERVES AND RESOURCES

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

See Notes to Mineral Reserves and Resources Tables at page 27, after the Mineral Reserves table.

MINERAL RESERVES(1) AT DECEMBER 31, 2008

	Proven		Probable		Total
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest

Copper
Highland Valley Copper	416,200	0.39	14,300	0.20	430,500	0.38	97.5%

Antamina
Copper only ore	93,000	1.12	451,000	1.04	544,000	1.06	22.5%
Copper-zinc ore	40,000	0.96	147,000	1.05	186,000	1.04	22.5%
	133,000	1.07	598,000	1.04	730,000	1.05	22.5%

Quebrada Blanca
Heap leach ore (2)	43,000	0.88	500	0.71	43,500	0.88	76.5%
Dump leach ore (2)	112,000	0.29	9,800	0.26	121,800	0.29	76.5%
	155,000	0.46	10,300	0.28	165,300	0.45	76.5%

Andacollo
Heap leach ore (2)	3,400	0.57	1,400	0.55	4,800	0.56	90%
Dump leach ore (2)	1,000	0.24	300	0.27	1,300	0.25	90%
	4,400	0.50	1,700	0.49	6,100	0.50	90%

Andacollo hypogene	25,300	0.46	374,500	0.39	399,800	0.39	90%

Duck Pond	2,000	3.11	1,500	3.03	3,500	3.07	100%

Molybdenum
Highland Valley Copper	416,200	0.007	14,300	0.017	430,500	0.007	97.5%
Antamina	93,000	0.036	451,000	0.031	544,000	0.032	22.5%

Zinc
Red Dog	9,200	20.0	52,200	16.6	61,400	17.1	100%
Pend Oreille	1,700	6.4	300	4.4	2,000	6.1	100%
Antamina	40,000	2.2	147,000	2.1	186,000	2.1	22.5%
Duck Pond	2,000	4.8	1,500	4.1	3,500	4.5	100%
Lead
Red Dog	9,200	5.4	52,200	4.4	61,400	4.5	100%
Pend Oreille	1,700	1.3	300	0.6	2,000	1.2	100%

Coal (3)
Fording River	186,100		70,400		256,500		100%
Elkview	164,700		67,900		232,600		95%
Greenhills	64,300		17,000		81,300		80%
Coal Mountain	27,400		500		27,900		100%
Line Creek	14,900				14,900		100%
Cardinal River	6,700		31,000		37,700		100%

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	Proven		Probable		Total
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest

Gold
Pogo	2,400	16.59	3,600	14.28	6,000	15.20	40%
Williams
Underground	1,700	4.82	1,100	4.82	2,800	4.82	50%
Open pit	8,700	1.82	900	1.73	9,600	1.81	50%

David Bell	400	10.72			400	10.72	50%
Andacollo hypogene	19,100	0.12	374,400	0.13	393,500	0.13	90%

Notes to Mineral Reserves and Resources Tables

(1) Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.

(2) For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach process.

(3) Coal reserves expressed as tonnes of clean coal.

(4) g/t = grams per tonne.

(5) Historical Resource Estimates. These estimates pre-date the adoption of NI 43-101. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. In some cases, management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering and feasibility studies prepared prior to 2000 in accordance with then-prudent engineering practice.

(6) Grade reported as %TiO2.

(7) Coal resources expressed as tonnes of raw coal.

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MINERAL RESERVES(1) AT DECEMBER 31, 2008

	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest

Copper
Highland Valley Copper			154,400	0.31	40,800	0.17	97.5%

Antamina
Copper only ore	31,000	0.48	128,000	0.83	488,000	0.83	22.5%
Copper-zinc ore	13,000	0.49	21,000	1.07	94,000	0.86	22.5%
	44,000	0.48	149,000	0.86	582,000	0.84	22.5%

Quebrada Blanca
Heap leach ore (2)	2,300	1.02	600	0.71	100	0.68	76.5%
Dump leach ore (2)	18,100	0.30	9,500	0.28	1,100	0.26	76.5%
	20,400	0.38	10,100	0.31	1,200	0.28	76.5%

Quebrada Blanca hypogene					1,030,000	0.50	76.5%

Andacollo hypogene					51,100	0.32	90%

Galore Creek	4,700	0.52	781,000	0.52	357,700	0.36	50%
Duck Pond	100	2.19	7	2.56	1,000	2.84	100%
San Nicolas	1,900	0.73	78,100	1.34	7,000	1.28	79%
Kudz Ze Kayah (5)					12,800	0.81	100%
Relincho			648,000	0.47	36,000	0.37	100%

Molybdenum
Highland Valley Copper			154,400	0.013	40,800	0.018	97.5%
Antamina	31,000	0.041	128,000	0.022	488,000	0.017	22.5%
Quebrada Blanca hypogene					1,030,000	0.020	76.5%
Relincho			648,000	0.026	36,000	0.023	100%

Zinc
Red Dog			5,900	20.0	3,100	11.0	100%
Pend Oreille					2,700	5.9	100%

Antamina	13,000	0.8	21,000	1.4	94,000	1.6	22.5%
Duck Pond	100	6.7	7	4.5	1,000	4.7	100%
San Nicolas	1,900	3.6	78,100	1.8	7,000	1.4	79%
Kudz Ze Kayah (5)					12,800	5.9	100%

Lead
Red Dog			5,900	6.6	3,100	4.0	100%
Pend Oreille					2,700	1.2	100%
Kudz Ze Kayah (5)					12,800	1.7	100%

Titanium
White Earth (5)(6)			428,000	11	1,031,000	10	100%

Coal (7)
Fording River	422,000		920,000		925,000		100%
Elkview	437,200		194,900		196,700		95%
Greenhills	143,800		241,700		201,300		80%
Coal Mountain	63,900		27,100		15,600		100%
Line Creek	348,000		319,300		211,400		100%
Cardinal River	59,700		3,300		100		100%
Mt Babcock	66,500		138,300		157,300		100%
Mt Duke	25,700		101,000		110,200		92.7%
Elco	32,200		158,900		135,700		75%
Marten Wheeler	24,400		85,300		174,000		100%

Teck Cominco Limited –2008 Annual Information Form	Page 28

MINERAL RESOURCES(1) AT DECEMBER 31, 2008

	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest

Gold
Pogo	200	11.96	600	21.51	600	19.78	40%
Williams
Underground	300	4.31	400	4.89	2,100	5.35	50%
Open pit	1,200	0.73	200	0.74	500	1.08	50%

David Bell			100	9.74	100	6.52	50%
Andacollo hypogene					51,100	0.32	90%
Morelos			26,200	3.55	200	2.99	78.8%
Galore Creek	4,700	0.37	781,000	0.29	357,700	0.18	50%
Kudz Ze Kayah (6)					12,800	1.38	100%

Mineral Reserves and Mineral Resources

Standard

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November 2005 and incorporated in National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

Definitions

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Teck Cominco Limited –2008 Annual Information Form	Page 29

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Methodologies and Assumptions

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at the Company’s material base metal and gold properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Teck Cominco Limited –2008 Annual Information Form	Page 30

Comments on Individual Operations

Highland Valley Copper

In 2008, the mine removed 34.5 million tonnes from reserve and processed an additional 10.7 million tonnes of low grade material. The low grade, which was not previously included in reserve, was processed to take advantage of short-term metal prices. Mineral reserves adopted US$1.50/lb copper, US$9.00/lb molybdenum and will sustain the operation until 2019. Mineral resource estimates were based on US$1.95/lb to US$2.05/lb copper and US$10.35/lb to US$10.90/lb molybdenum. All reserve and resource estimates assume a C$1.10 per US$1.00 exchange rate.

Antamina

Two general ore types occur at Antamina. These are copper ores from which copper and molybdenum concentrates are produced and copper-zinc ores, from which copper and zinc concentrates are recovered.

The most significant change in 2008 was the conversion of 344 million tonnes of resource to reserve status and the discovery of 358 million tonnes of new resource below the known deposit. Reported mineral reserves and resource estimates assumed US$1.39/lb copper, US$0.64/lb zinc and US$9.67/lb molybdenum. In 2008, mine production processed 32 million tonnes from reserve.

Quebrada Blanca

Changes to the 2008 heap leach and dump leach reserve correspond to the removal of 18 million tonnes through normal mine depletion and 24 million tonnes due to increased operating cost. Heap and dump leach reserves and resources assumed US$1.75/lb copper, a 0.60% soluble copper cutoff for the heap leach and 0.10% soluble copper cutoff for dump leach. Leach reserves are expected to sustain mine operations until 2014.

In late 2007, Teck reported a 1.03 billion tonne, low strip hypogene (primary) resource below the current open pit. The 2007 resource was drill defined at 200 metre centres and assumed: a 0.3% copper cutoff, US$1.50/lb copper and US$10.00/lb molybdenum. Resource estimates will be updated in late 2009, to reflect 2008 and 2009 definition drilling.

Andacollo

The Andacollo project includes an operating heap-dump leach operation as well as a copper-gold hypogene (primary) development project. The hypogene concentrator is expected to be commissioned in 2009. Mineral reserves and resources estimates assume US$1.50/lb copper and US$480/oz gold. Proven reserves are drill defined at 50 metre intervals and probable reserves at 75 to 100 metre intervals.

In 2008, the leach operation mined 6.6 million tonnes from reserve. Leach reserves will continue to feed the SXEW plant until 2011. Hypogene reserve and resource estimates have been compiled above a 0.20% copper equivalent cutoff. Proven and probable hypogene reserves are expected to feed the concentrator until 2029.

Teck Cominco Limited –2008 Annual Information Form	Page 31

Duck Pond

The Duck Pond mine began commercial production in April 2007. Reserve reductions associated with 2008 mine production (585,000 tonnes) were offset by refinements to the reserve model and mine design. Reserve and resource estimates were prepared using US$2.75/lb copper, US$0.95/lb zinc, US$13.50/oz silver and a C$1.05 per US$1.00 exchange rate.

Red Dog

Reserve changes at Red Dog are consistent with normal mining depletion. Mine production removed 3 million tonnes of reserves from the main pit in 2008. Proven reserves have been drill defined at 30 metre centres, probable reserves at 60 metre centres and indicated resources at greater than 60 metre centres. All mineral reserves and indicated resources are mineable by open pit methods and assume a US$0.75/lb zinc and US$0.40/lb lead price.

Pend Oreille

In mid-December, Teck announced the temporary suspension of operations at the Pend Oreille operation due to reduced metal demand and the persistent weakness in zinc prices. The operation will be placed on “care and maintenance” until market conditions improve. Mineral reserves and resources estimates assume US$0.95/lb zinc and US$0.90/lb lead.

Other Copper and Zinc Resources

In 2008, Teck acquired a 100% interest in the Relincho property in central Chile. Indicated and inferred resources, compiled in the 2008 statement, were prepared using US$1.80/lb copper and US$10.00/lb molybdenum.

Mineral resource estimates at San Nicolas were based on assumed prices of US$0.90/lb copper and US$0.50/lb zinc (2001 study). Historic estimates at Kudz Ze Kayah were prepared in 1995 prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering studies prepared prior to 2000 in accordance with then-prudent engineering practice.

Teck Coal

In 2008, Teck increased its interest in the Elk Valley Coal Partnership to 100% and renamed it Teck Coal. At all coal operations, coal reserves are reported in metric tonnes of clean coal after mining and processing losses. Reserve and resource estimates assume a US$90/t coking coal price (FOB) at Roberts Bank terminal. All reserve and resource estimates assume a C$1.10 per US$1.00 exchange rate. Proven and probable reserves, at the six operating coal mines, were increased by 24 million tonnes to 651 million tonnes of clean coal. A major redesign of the Greenhills North Pit at Fording River (+46 million tonnes), in conjunction with additional drilling, accounted for all of the increase as well as offsetting the overall Teck Coal production of 23.9 million tonnes. Resources are reported as raw coal and do not include losses for mining and processing. Resources were reduced as a result of a change in methodology (except at Elkview and Fording River where the new methodology was used for 2007 reporting). Measured and

Teck Cominco Limited –2008 Annual Information Form	Page 32

Indicated Resources dropped 655 million tonnes (15%) to 3,813 million tonnes, and Inferred Resources decreased 1,247 million tonnes (37%) to 2,127 million tonnes.

Pogo

Pogo reserves have increased slightly since 2007. The combined impact of higher gold price, operating costs and drill definition offset 2008 mine production. Mineral reserve and resource estimates assume a US$750/oz gold price will sustain mine operations until 2015.

Williams

Mineral reserve and resource estimates on the Williams property assume a US$750/oz gold for reserves and US$850/oz for resources. All reserve and resource estimates assume a C$1.05 per US$1.00 exchange rate. Mine production in 2008 removed 1.6 million tonnes from the open pit reserve and 890,000 tonnes from the underground reserve.

David Bell

Mine production in 2007 removed 267,000 tonnes from reserve and 6,000 tonnes from resource. Definition drilling transferred 153,000 tonnes from resource to reserve. Mineral reserve and resource estimates assume a gold price of US$750/oz for reserves and US$850/oz for resources. All reserve and resource estimates assume a C$1.05 per US$1.00 exchange rate.

Other Gold Properties

Mineral resources at Morelos were estimated using an assumed gold price of US$500/oz. A prefeasibility study and additional drill definition of the deposit was completed in 2007.

Risks and Uncertainties

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “General Description of the Business”.

Qualified Persons

Estimates of the mineral reserves and resources for our material properties, other than Antamina, Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River, have been prepared under the general supervision of Paul C. Bankes, P.Geo., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Americo Zuzunaga, AIMM, who is an employee of Compañìa Minera Antamina. Messrs. Bankes and Zuzunaga are Qualified Persons for the purposes of National Instrument 43-101. Estimates of

Teck Cominco Limited –2008 Annual Information Form	Page 33

reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Don Mills P.Geol. and Ross Pritchard P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

OIL AND GAS RESOURCES

A contingent resource for oil and gas reporting purposes is different that a mineral resource. Contingent resources are estimated in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are defined in the handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. There is no certainty that it will be commercially viable to produce any portion of the resources.

Fort Hills Project

We hold a 20% limited partnership interest in the Fort Hills Partnership, which is developing the Fort Hills oil sands project. The Fort Hills Partnership retained independent reserves evaluators Sproule Unconventional Limited (“Sproule”) to prepare a geological audit of the contingent bitumen resource estimated for the Fort Hills project as at December 31, 2008.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as audited by Sproule is summarized as follows:

	December 31, 2008
	Contingent Bitumen Resource
	100% (billion barrels)	Our 20% share (million barrels)

Low estimate	2.10	420
Best estimate	3.88	776
High estimate	4.35	870

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant. The current FEED mine plan for the project is the basis of the best estimate.

Teck Cominco/UTS Joint Venture

Frontier and Equinox Projects

Together with UTS, we have jointly acquired oil sands leases on approximately 285,000 acres of land in the Athabasca region of northern Alberta. The Equinox Project (formerly known as Lease 14) covers approximately 7,150 acres and adjoins the northwest corner of the Fort Hills property.

Teck Cominco Limited –2008 Annual Information Form	Page 34

The Teck /UTS Joint Venture completed 353 core holes in the first quarter of 2008, of which 325 holes were in the Frontier Project area. Full assay and test results have been completed on the cores from the 2007/2008 winter exploration program, the geological model has been updated and a contingent resource estimate has been prepared by Sproule for the southern portion of the Frontier project. As at December 31, 2008, Sproule, as independent reserve evaluators, presented a contingent resource estimate for the southern portion of the Frontier project. Our 50% interest in the Frontier project represents 774 million barrels of recoverable bitumen based on Sproule’s best estimate of the contingent bitumen resource of 1.55 billion barrels of recoverable bitumen, with a low estimate of 980 million barrels and a high estimate of 2.55 billion barrels, on a 100% basis. Engineering studies are expected to start on the Frontier Project in 2009.

Engineering studies continue on the Equinox Project, which included running a 1,500 tonne bulk sample through a pilot plant in the second half of 2008 to develop process design parameters for both the Equinox and Frontier Projects. A Design Basis Memorandum study is expected to be completed on Equinox in the first quarter of 2009. The joint venture continues to advance the project through the permitting process. At December 31, 2008, our 50% interest in the Equinox project represents 166 million barrels of recoverable bitumen based on Sproule’s best estimate of the contingent bitumen resource of 333 million barrels of recoverable bitumen, with a low estimate of 230 million barrels and a high estimate of 380 million barrels, on a 100% basis.

Contingent Resource Estimates

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the Canadian Oil and Gas Evaluation Handbook as published by the Canadian Section of the Society of Petroleum Evaluation Engineers as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ‘‘contingent resources’’ the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills project, the Equinox project or the Frontier project will produce any portion of the volumes currently classified as “contingent resources”. The primary contingencies which currently prevent the classification of the contingent resources disclosed above as reserves consist of: current uncertainties around the specific scope and timing of the development of each of the Fort Hills project, the Equinox project or the Frontier project; lack of regulatory approvals for certain aspects of such projects; the uncertainty regarding marketing plans for production from the subject areas; improved estimation of project costs; commodity price fluctuations; in the case of the Fort Hills project, the acceptance within the Fort Hills partnership of the updates to the Fort Hills project scope, timing, costs estimates and final Board of Directors approval of each of the Fort Hills Partnership general and limited partners; and those other risks and contingencies described below under “Cautionary Statement on Forward-Looking Information” and in the public filings described there. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Teck Cominco Limited –2008 Annual Information Form	Page 35

SAFETY AND ENVIRONMENTAL PROTECTION

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, developing, constructing, operating, closing and remediating our mines, refineries and other facilities.

Whether in Canada or abroad, we attempt to apply technically proven and economically feasible measures to protect the environment and worker health throughout exploration, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur. We are often an active participant in public regulatory review, revision and development processes with government agencies, and as such typically have reasonable insight regarding emerging regulatory developments and trends. Through this activity we are able to more accurately estimate risks and liabilities associated with current and future safety and environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environment, health and safety management systems and good management practices.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain and likely future reclamation, site restoration and other closure costs. Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates. In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders. We estimate our Asset Retirement Obligations as at December 31, 2008 to be $669 million. Of that amount, we expect to spend approximately $16 million in 2009. We have letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $376 million.

Climate change is clearly one of the most significant environmental issues facing society. Regulations are rapidly being developed in many jurisdictions and current and anticipated future costs, while still highly uncertain, are becoming somewhat clearer. Of the jurisdictions in which we operate, the province of British Columbia, Canada was one of the first to introduce climate change regulations which had a direct cost associated with fossil fuel use. For the second half of 2008 our seven BC-based operations paid approximately $5.9 million in provincial carbon tax. We anticipate that this will increase to approximately $35-40 million per year in carbon tax in British Columbia by 2012 as a consequence of planned increases

Teck Cominco Limited –2008 Annual Information Form	Page 36

in the tax rate from $10/tonne of CO2e to $30/tonne of CO2e. We may in the future face similar taxation in other jurisdictions.

In January of 2008, the government of Alberta announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020. Major emitters (those over 100,000 tonnes/yr.) are required to reduce their emissions intensity by 12% as compared to their established baseline. For new construction projects, the plan is applicable three years after start-up. We are reviewing the effect of this legislation on the design and costs of our oil sands projects.

While climate change regulations have yet to be finalized in most other jurisdictions in which we operate we anticipate that regional, national, or international regulations will ultimately be established which seek to reduce GHG emissions. It appears likely that many will be based on cap and trade mechanisms. A reduction target that has been frequently proposed by several governments is a 20% net reduction in emissions by 2020. For Teck, 20% of current direct GHG emissions equates to roughly 500,000 tonnes of CO2e. Compliance costs for that amount of GHG emissions reduction or an equivalent purchase of credits or offsets are highly uncertain at this point. However, if costs are assumed to fall in the range of $10 to $50/tonne of CO2e then our compliance costs might be roughly in the order of $5 to $25 million per year. These figures are only meant to be illustrative of the order of magnitude of costs that might be anticipated for Teck if all jurisdictions in which we operated implemented cap and trade regulations of this nature. The cost of Teck’s activities to comply with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.

In order to obtain mining permits and approvals from regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining. Some of our required permits are becoming increasingly more difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.

Recent changes to other key environmental and similar regulations that could have a material impact on our business include:

•

In Oct. 2008 the US EPA revised the National Ambient Air Quality Standard (NAAQS) for lead. The new standard of 0.15 µg/m3, which is 10 times lower than the previous standard, will be phased in over the next few years with attainment ultimately required by 2017. This new standard poses some challenges for the primary and secondary lead industries in the US. Our Red Dog mine anticipated this change and has already started the process of determining whether this change will impact the operation.

Safety performance and workplace hygiene are key priorities for us. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining management compensation. Safety and worker hygiene incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time the Company does not anticipate significant liability associated with long- term occupational health issues.

Teck Cominco Limited –2008 Annual Information Form	Page 37

SOCIAL AND ENVIRONMENTAL POLICIES

We have adopted and implemented social and environmental policies that are fundamental to our operations. Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Business, Environmental and Health & Safety Practices (the “Code”). The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, and a Code of Ethics. We have taken steps to implement the Charter, Code and policies through adoption of Environmental, Health and Safety Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. Our Safety and Sustainability Committee of the Board which reports to the Board of Directors, and our Corporate Environment and Risk Management Committee and our Product Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis. Internal monthly and quarterly environmental reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities. We report publicly on our performance through our Sustainability Report and website.

HUMAN RESOURCES

As at December 31, 2008 there were approximately 9,000 employees working at the various operations we managed. Collective bargaining agreements covering unionized employees at our material operations are as follows:

Teck Cominco Limited –2008 Annual Information Form	Page 38

Expiry Date of Collective Agreement
Trail	May 31, 2012
David Bell	October 31, 2010
Antamina	July 24, 2009
Highland Valley Copper	September 30, 2011
Quebrada Blanca	January 31, 2012
Andacollo	December 31, 2011
Elkview	October 31, 2010
Coal Mountain	December 31, 2009
Line Creek	May 31, 2009
Fording River	April 30, 2011
Cardinal River	June 30, 2012

TECHNOLOGY

Teck undertakes and participates in a number of research and development projects designed to improve exploration, extraction, product and operational technologies, and reduce costs by improving efficiencies.

We have research and technology facilities located in our CESL research facility in Richmond, B.C., our Product Technology Center in Mississauga, Ontario and our Applied Research and Technology group located in Trail, B.C. The primary focus of these facilities is the development of new mineral processing technologies and the development of new applications for, and the refinement of existing technologies using, our principal refined products. Other business units receive support on an as-needed basis.

Our research and development expense for 2008 and 2007 was $23 million and $32 million, respectively.

FOREIGN OPERATIONS

The Red Dog mine and the Pogo mine located in Alaska, U.S.A., the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Andacollo mines located in Chile are our significant assets located outside of Canada. We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Individual Operations - Zinc - Red Dog” above. We hold a 50% interest in the Pillara mine at Lennard Shelf. We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Andacollo. Foreign operations accounted for 32% of our 2008 consolidated revenue and represented approximately 31% of our total assets as at December 31, 2008.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Ireland, Mexico, Peru, Chile, Brazil, Australia, Turkey and Namibia. We currently have foreign exploration offices in all of the foregoing countries.

See “Risk Factors– Foreign Activities” for further information on the risks associated with these foreign properties.

COMPETITIVE CONDITIONS

Our business is to sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other

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producers throughout the world, and by our ability to maintain our financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any such events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

Our overall level of indebtedness and the amount of debt maturity within 12 months.

As of December 31, 2008, we and our consolidated subsidiaries had a total indebtedness of $12.9 billion. $7.8 billion of that indebtedness is due within the next 12 months. Even if we are successful in renegotiating our debt maturities, our degree of leverage will have significant consequences. We will be required to dedicate substantially all of our cash flows from operations to making interest and principal payments on our indebtedness, limiting our ability to fund capital expenditures, working capital and other general corporate purposes. We are in the process of attempting to sell certain assets in order to apply the proceeds to reduction of our indebtedness. There can be no assurance that these efforts will be successful, or that if they are successful, the proceeds will be sufficient. We may be required to issue equity to reduce indebtedness. Our indebtedness will limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate, including cyclical downturns in our industry, and may place us at a competitive disadvantage compared to our competitors that have less debt.

Some of our financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity. Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our bridge and term credit facilities and the indenture governing our various senior notes, which agreements, indentures and instruments contain financial and other covenants. In order to refinance our indebtedness under our bridge credit facility, we may issue additional notes under more onerous covenants. If we were to breach financial or other covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

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In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of such new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

We may not be able to finance a change of control offer required by our credit agreements and the indentures governing our various notes because we may not have sufficient funds at the time of the change of control.

If we were to experience a change of control (as defined under each of the relevant indentures governing our various notes and under our credit facilities), we would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued thereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase, or to repay indebtedness under the relevant credit facilities. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Over 5,300 of our approximately 9,000 employees are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.

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We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins, if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

We could become subject to material pension liabilities.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

Fluctuations in the market price of base metals, specialty metals, metallurgical coal and gold may significantly affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our general policy is not to hedge changes in prices of our mineral production. From time to time, however, we may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks and production interruption events.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

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Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates that we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

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The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will

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result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include the Aqqaluk deposit at the Red Dog Mine, the Fort Hills and Frontier/Equinox Oil Sands projects, coal mine expansions in the Elk Valley, and the expansion of the Highland Valley Copper Mine. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. Past or ongoing violations of government mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but these hedges do not eliminate the potential that such fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.

We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements

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vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other

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matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

The Fort Hills project is at an early stage of development, and a project development decision has been deferred in light of significant project cost escalation. Petro-Canada, as project operator, in consultation with UTS and us, will be responsible for further definition of the scope and parameters of the project and its design and development, and we have not developed a viable project execution plan. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek project is at a similar stage of development. Construction and development of these projects are subject to numerous risks, including, without limitation:

•

risks resulting from the fact that the Fort Hills project and the Galore Creek project are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

•	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;
•	risks associated with obtaining amendments to existing regulatory approvals and additional regulatory approvals which will be required;
•	risks of significant fluctuation in prevailing prices for copper, gold, oil, other petroleum products and natural gas, which may affect the profitability of the projects;
•

risks resulting from the fact that we are a minority partner in the Fort Hills Energy Limited Partnership and major decisions with respect to project design and construction may be made without our consent;

•	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;
•	risks associated with litigation;

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•	risks resulting from dependence on third parties for services and utilities for the project;
•	risks associated with the ability of our partners to finance their respective shares of project expenditures; and
•	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our metallurgical coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

In 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions by 20% below 2006 levels by 2020 and by 60% to 70% below that level by 2050. As part of this initiative, the federal Government intends to require reductions in emission intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters could also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emission by at least 33% below current levels by 2020. In February 2008, the provincial government of British Columbia announced the imposition of carbon taxes on fuel beginning in July 2008. Under the proposal, the carbon tax rates on fuel increase annually through 2012. The legislation will increase our fuel costs, which would impact our competitiveness in the global marketplace. The provincial government

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is also currently contemplating “cap and trade” legislation that could impose additional costs on our operations located in the province.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck Coal Partnership’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could materially negatively affect the demand for coal, oil and natural gas, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2008, which are incorporated by reference into this disclosure document. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.

DIVIDENDS

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. In April, 2006 we announced the semi-annual dividend payable to shareholders of record on June 19, 2006 would be increased from $0.40 to $1.00 per share (on a pre-split basis), commencing with the dividend payable on July 4, 2006. In November, 2006 we announced a dividend payment of $1.00 per share (on a pre-split basis) on outstanding Class A common shares and Class B subordinate voting shares to be paid on January 3, 2007 to shareholders of record on December 18, 2006. In 2007, we reduced our dividend to $0.50 per share coincident with the two-for-one subdivision of our Class A common shares and Class B subordinate voting shares, in order to maintain the same effective dividend payout. We paid a dividend of $0.50 per share in January and July of 2008. Subsequently, we announced a suspension of our 2009

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dividends as part of our plan to reduce debt. All dividends paid on these two classes of shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to Class B subordinate voting shares represent 29.85% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

CREDIT FACILITIES AND DEBT SECURITIES

Credit Facilities

We are party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

•	A US$800 million revolving credit facility provided by a syndicate of lenders which matures on February 13, 2013 and which is undrawn

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•	A US$50 million revolving credit facility established by Royal Bank of Canada which matures on July 2, 2009, and which is drawn to the extent of US$23 million.
•

A $100 million revolving credit facility established by a syndicate of lenders, with Bank of Montreal as administrative agent which matures on March 3, 2013 and which is drawn to the extent of $86 million.

•	A $100 million term credit facility established by The Toronto Dominion Bank which matures on September 24, 2013, and which is drawn to the extent of $13 million.
•	A $75 million term credit facility established by Royal Bank of Canada which matures on August 31, 2012 and which is drawn to the extent of $62 million.
•

A US$4 billion three-year term credit facility due in 11 equal quarterly instalments starting in April 2009 established by a syndicate of lenders (the “term facility”) which matures on October 30, 2011 and which, as at December 31, 2008, was fully drawn

•	A US$5.81 billion bridge credit facility established by a syndicate of lenders (the “bridge facility”) which matures on October 29, 2009 and of which US$5.3 billion is outstanding.

In addition to the credit facilities, we have arranged for $268 million of letters of credit to be issued, primarily for environmental bonding purposes.

Each of the credit facilities is guaranteed by our wholly-owned subsidiary, Teck Cominco Metals Ltd. In addition, each of the TD facility, the term facility and the bridge facility is guaranteed by Teck Cominco Coal Partnership. The indebtedness under each of the credit facilities ranks pari passu with the indebtedness under each of the other credit facilities and with all of our other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities.

The credit facilities contain varying restrictive and financial covenants, not all of which are applicable to each credit facility, including:

•

a requirement to maintain a debt to total capitalization ratio of not more than 0.60:1.00; provided that on September 30, 2009 and at each fiscal quarter thereafter, the ratio must be no more than 0.50:1.00; as of December 31, 2008 our ratio of debt to total capitalization was 54%;

•

a covenant that neither Teck nor any guarantor under any of the credit facilities will grant security on any of its assets, and that no Restricted Subsidiary (as defined in the applicable credit facility) will grant security on certain specified assets, subject, in each case, to specific exceptions;

•	a restriction on certain of our subsidiaries (which are not guarantors) incurring indebtedness of more than US$100 million; and
•	a provision requiring prepayment in the event of a change of control at Teck.

The credit facilities also provide for customary events of default, which vary as between the credit facilities but which include non-payment of principal, interest, fees or other amounts owing in connection

Teck Cominco Limited –2008 Annual Information Form	Page 51

with such credit facilities, the bankruptcy or insolvency of the borrower or any material subsidiary, the rending of a final judgment against Teck, any material subsidiary or a combination thereof in excess of CDN$50,000,000, a payment default by Teck or any material subsidiary in respect of material indebtedness (which is defined as CDN$100 million in respect of the term facility, the bridge facility and the TD facility, and ranges from CDN$20 million to CDN$50 million for the other credit facilities), non-payment defaults in respect of indebtedness in excess of CDN$100 million (applicable only to the term facility and the bridge facility), and non-payment defaults in respect of material indebtedness resulting in acceleration of such indebtedness (applicable to all credit facilities other than the term facility, the bridge facility and, in certain circumstances, the TD facility).

Public Indebtedness

On September 12, 2002, we issued US$200 million in aggregate principal amount of 7.00% notes due September 15, 2012 (the “2012 notes”) under an indenture dated that same date with The Bank of New York (now The Bank of New York Mellon) as trustee (the “Indenture”). On September 28, 2005, we issued a further US$300 million in aggregate principal amount of 5.375% notes due October 1, 2015 (the “2015 notes”) and US$700 million in aggregate principal amount of 6.125% notes due October 1, 2035 (the “2035 notes”), also under the Indenture. The 2012 notes, 2015 notes and 2035 notes are hereinafter referred to collectively as the “notes”).

Proceeds from these note offerings were advanced to our subsidiary, Teck Metals, which in turn issued us notes (the “Metals notes”) in the amount of each such offering. The principal amount of the notes, plus (i) accrued interest thereon at least equal to accrued interest on the notes, and (ii) other monetary obligations payable pursuant to the Metals notes, will become due and payable on demand by us, or upon an event of default under the Indenture, on demand by us or our assignee. Each Metals note has been pledged in favor of the trustee under the Indenture. A breach under the collateral documents relating to a pledge of the Metals notes will be an event of default under the Indenture. As a result, for so long as any of these intercompany arrangements and pledges are in place, upon the occurrence of an event of default under the Indenture, the trustee on behalf of the holders of the notes will have the right to make a demand on the Metals notes and will have a claim against Teck Metals in an amount equal to the amount due under the notes.

RATINGS

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service
Senior Unsecured/Long-term Rating	Ba3	BBB-	BBB
Trend/Outlook	Negative	Negative	Negative

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the

Teck Cominco Limited –2008 Annual Information Form	Page 52

potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investor Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody’s Ba3 rating assigned to our senior unsecured debt instruments is the fifth highest rating of nine rating categories. Obligations rated “Ba” are considered to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody’s has also assigned a negative outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

In addition, Moody’s has assigned a Loss Given Default (LGD) assessment of LGD4, with an anticipated loss rate of 50%. This rating is on a scale of LGD1 (0 to 10% loss range) to LGD6 (90% to 100% loss range). Moody’s has also assigned a Speculative Grade Liquidity rating of SGL-4. This rating is on a scale of SGL-1 to SGL-4 with SGL-1 being the highest. Moody’s rating SGL-4 indicates weak liquidity, with reliance on external sources of financing, the availability of which in Moody’s opinion is highly uncertain.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P’s BBB rating assigned to our senior unsecured debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor’s capacity to meet its financial commitment is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. S&P has also assigned a negative outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS’s BBB rating assigned to our senior unsecured debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to “high” or “low” reflects the relative strength within the rating category. DBRS has also assigned a negative outlook to the rating, which helps give investors an understanding of DBRS’s opinion regarding the outlook for the rating.

Teck Cominco Limited –2008 Annual Information Form	Page 53

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A. Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK. The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2008 for the Class A common shares and Class B subordinate voting shares.

	Teck Cominco A			Teck Cominco B
			Volume			Volume
Date	High	Low	(000s)	High	Low	(000s)
January	$45.00	$34.00	96,801	$36.48	$28.00	86,154,874
February	$47.11	$39.16	60,341	$41.31	$32.50	77,448,017
March	$48.89	$41.21	45,853	$43.44	$36.04	70,991,357
April	$53.74	$45.95	35,851	$48.70	$40.25	64,817,822
May	$56.49	$47.24	141,962	$52.90	$41.93	50,080,712
June	$54.00	$47.95	70,083	$51.24	$45.55	39,751,548
July	$51.99	$40.17	54,546	$49.24	$37.94	68,776,006
August	$49.13	$40.00	52,598	$47.09	$38.10	41,930,052
September	$44.50	$30.05	60,574	$42.50	$27.00	85,599,882
October	$33.50	$18.90	186,260	$29.89	$10.76	149,368,754
November	$24.49	$8.50	163,665	$14.67	$3.35	235,625,032
December	$9.48	$5.90	144,480	$6.42	$3.76	187,118,552

Source: TSX

Teck Cominco Limited –2008 Annual Information Form	Page 54

DIRECTORS AND OFFICERS

DIRECTORS

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar (6)(7) St. John, New Brunswick,Canada

Chief Operating Officer of Irving Oil Limited; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008 and Executive Vice President, Suncor Energy USA 2003 – 2007. EVP Suncor Energy, Oil Sands until 2003

November 2007
J. Brian Aune (1)(3)(4) Magog, Quebec, Canada	Chairman of St. James Financial Corp., 1990 to September 2005 and President of Alderprise Inc. (private investment companies)	February 1995
Jalynn H. Bennett (2)(4)(5) Toronto, Ontario, Canada	President, Jalynn H. Bennett and Associates Ltd. (consulting firm)	June 2005
Hugh J. Bolton (2)(5) Edmonton, Alberta, Canada	Chairman, Epcor Utilities Inc., (electrical utility), and Lead Director of Matrikon Inc. (industrial IT company), from 2000 to present	September 2001
Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963
Norman B. Keevil III (4)(6)(7) Victoria, British Columbia, Canada

Consultant to technology start up companies; previously Chief Operating Officer and Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2008; prior thereto President and Chief Executive Officer, Pyramid Automation Ltd.(manufacturers of special purpose automation equipment)

April 1997
Takashi Kuriyama(6)(7) Vancouver, British Columbia, Canada

Executive Vice-President of Sumitomo Metal Mining America Inc. (mining company) from May 2006 to present; Councilor at Metals Exploration Group, Japan Oil, Gas and Metals National Corporation (seconded by SMM) from 2004 to 2006; Director at Joint Venture Exploration Division, Metal Mining Agency of Japan from 2003 to 2004; Manager at Geology and Exploration Section, Hishikari Mine, Sumitomo Metal Mining Co. from 2002 to 2003

June 2006
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President of the Company from January 2005 to present; appointed CEO of the Company in April, 2005; President of CIBC World Markets Inc. (investment banking), from 2001 to 2004	February 2005

Teck Cominco Limited –2008 Annual Information Form	Page 55

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Takuro Mochihara(1)(6) Tokyo, Japan	Advisor, Sumitomo Metal Mining Co., Ltd. (mining company), since June 2008; previously Director and Senior Managing Executive Officer, Sumitomo Metal Mining Co., Ltd. (mining company)	September 2000
Derek G. Pannell(6)(7) Toronto, Ontario, Canada	Managing Partner, Brookfield Asset Management (asset management company) from November 2006 to present; President and Chief Operating Officer, Noranda/Falconbridge Limited from 2001 to October 2006	October 2006
Janice G. Rennie(2)(3)(5) Edmonton, Alberta, Canada	Corporate Director; Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. 2004 - 2005. Principal of Rennie and Associates until 2004	April 2007
Warren S. R. Seyffert (3)(5) Toronto, Ontario, Canada	Lead Director of the Company; Counsel to Lang Michener (law firm) 2002 – 2007	August 1989
Keith E. Steeves (2)(4)(7) Richmond, British Columbia, Canada	Corporate Director	October 1981
Chris M.T. Thompson(1)(2)(3)(5)(7) Denver, Colorado, United States	Corporate Director; Chairman of the Board of Gold Fields Ltd. (gold mining) to November 2005	June 2003

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Pension Committee

(5)	Member of the Corporate Governance and Nominating Committee

(6)	Member of the Safety and Sustainability Committee

(7)	Member of the Reserves Committee

Each of the directors is elected to hold office until the annual meeting to be held on April 22, 2009 or until a successor is duly elected or appointed.

Teck Cominco Limited –2008 Annual Information Form	Page 56

OFFICERS

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia Canada	Chairman of the Company; Chief Executive Officer of the Company prior to July 25, 2001
Donald R. Lindsay Vancouver, British Columbia, Canada	President of the Company from January 2005 to present; appointed CEO of the Company in April, 2005; prior thereto President, CIBC World Markets Inc.
Roger J. Higgins Vancouver, British Columbia, Canada

Senior Vice President, Copper of the Company since June 1, 2008; previously Vice President Project Development, BHP Billiton, Base Metals from 2002-2005 and Vice President and Chief Operating Officer, Australia BHP Billiton, Base Metals from 2005-2007

Douglas H. Horswill West Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since August 2008; previously Senior Vice President, Environment and Corporate Affairs
G. Leonard Manuel West Vancouver, British Columbia, Canada	Senior Vice President and General Counsel; previously Vice President and General Counsel
Ronald A. Millos Vancouver, British Columbia, Canada

Senior Vice President, Finance and Chief Financial Officer of the Company since October 3, 2005; previously Vice President and Chief Financial Officer of the Fording Canadian Coal Trust, Fording LP (formerly known as Fording Inc.) and Elk Valley Coal Corporation since June 1, 2003

Boyd Payne Calgary, Alberta, Canada

Senior Vice President, Coal of the Company and President and Chief Executive Officer, Teck Coal since October 30, 2008; President and Chief Executive Officer, Elk Valley Coal 2006-2008; previously Vice President Marketing, BHP Billiton 2001-2006

Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial Affairs since October 1, 2005; previously Vice President, Commercial and Legal Affairs from 2001 to 2005
Ronald J. Vance Evergreen, Colorado, USA	Senior Vice President, Corporate Development of the Company since January 1, 2006; previously Managing Director and Senior Advisor, Rothschild Inc.
Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development of the Company since August 6, 2007; previously Chief Operating Officer, Power and Process with AMEC PLC

Teck Cominco Limited –2008 Annual Information Form	Page 57

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Michael E. Agg Vancouver, British Columbia, Canada

Senior Vice President, Zinc since August 2008; previously Vice President, Refining and Metal Sales since December 1, 2005; General Manager, Trail Operations from 2003 to 2005, and General Manager of Cajamarquilla from 1998 to 2003

Michael J. Allan West Vancouver, British Columbia, Canada	Vice President, Engineering
Dale E. Andres Vancouver, British Columbia, Canada

Vice President, Copper Strategy & North American Operations since August 2008; Vice President, International Mining of the Company 2006-2008; previously General Manager, Underground Operations of the Company from 2004 to 2006

David R. Baril Santiago, Chile

Vice President, Copper, Chile Operations of the Company since October 1, 2008; previously General Manager/Commercial manager, Cajamarquilla, Peru (Teck) 2000-2005; Chief Operating Officer, Rio Narcea, 2005-2008; 2008 – October 2008 President & General Manager, Minera Petaquilla

Fred S. Daley Delta, British Columbia, Canada	Vice President, Exploration
Michel P. Filion Surrey, British Columbia, Canada	Vice President, Environment, Health and Safety since June 2005; previously Vice President, Environment
Gary M. Jones Delta, British Columbia, Canada	Vice President, Business Development
David R. Parker West Vancouver, British Columbia, Canada	Vice President, Sustainability of the Company since August 1, 2008; previously Director, Corporate Affairs & Sustainability 2005-2008; Director, Regulatory & Public Affairs 2003-2005
Raymond A. Reipas Calgary, Alberta, Canada	Vice President, Energy of the Company since September 15, 2008; previously Vice President, Mining, Total E&P Canada Ltd. 2004-2008
Robert G. Scott North Vancouver, British Columbia, Canada

Vice President, Gold since August 1, 2008; previously Vice President, North American Mining 2006-2008; General Manager of Red Dog from 2003 to 2005; prior thereto General Manager/Mine Manager of Quintette

Andrew A. Stonkus North Vancouver, British Columbia, Canada	Vice President, Base Metals Marketing since August 2008; previously Vice President, Concentrate Marketing of the Company 2005-2008; previously General Manager, Concentrate Marketing
John F.H. Thompson Vancouver, British Columbia, Canada	Vice President, Technology and Development since January 1, 2008; previously Vice President, Technology from January 1, 2006 to January 1, 2008; previously Chief Geoscientist of the Company
James A. Utley West Vancouver, British Columbia, Canada	Vice President, Human Resources

Teck Cominco Limited –2008 Annual Information Form	Page 58

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Gregory A. Waller North Vancouver, British Columbia, Canada

Vice President, Investor Relations & Strategic Analysis of the Company since November 23, 2006; previously Director, Financial Analysis & Investor Relations from 2004 to 2006 and Director, Financial Analysis & Planning from 2001 to 2004

Lawrence A. Mackwood West Vancouver, British Columbia, Canada	Treasurer
John F. Gingell Vancouver, British Columbia, Canada	Controller since June 1, 2007; previously Assistant Controller of the Company
Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary
Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary

AUDIT COMMITTEE INFORMATION

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of five members. All of the members of the Committee are independent and financially literate. The relevant education and experience of each Audit Committee member is outlined below:

Jalynn H. Bennett

Ms. Bennett is a graduate of the University of Toronto where she specialized in economics. She is the President of a consulting firm in strategic planning and organizational development. She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange Joint Committee on Corporate Governance (the Saucier Committee).

Hugh J. Bolton, FCA

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998. He is presently a Chairman of Epcor Utilities Inc., Lead Director of

Teck Cominco Limited –2008 Annual Information Form	Page 59

Matrikon Inc. and a director of the Toronto Dominion Bank, Canadian National Railway Company and Westjet Airlines Ltd.

Janice G. Rennie, FCA

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (BComm.). She was the Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005. She is currently a director of Matrikon Inc., Methanex Corporation and West Fraser Timber Co. Ltd.

Keith E. Steeves, FCA

Mr. Steeves received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice President, Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981 to 1996.

Chris M.T. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (B.A. Law and Economics) and Bradford University, UK (MSc). Mr. Thompson was Chairman of the Board and CEO of Gold Fields from 1998 to 2002 and is currently its Non-Executive Chairman.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

▪	bookkeeping or other services related to the accounting records or financial statements;
▪	financial information systems design and implementation;
▪	appraisal or valuation services, fairness opinions or contribution-in-kind reports;
▪	actuarial services;
▪	internal audit outsourcing services;
▪	management functions or human resources functions;
▪	broker or dealer, investment advisor, or investment banking services;
▪	legal services;
▪	expert services unrelated to the audit; and
▪	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

Teck Cominco Limited –2008 Annual Information Form	Page 61

Auditor’s Fees

For the years ended December 31, 2008 and 2007, Teck paid the external auditor $4,579,054 and $4,142,000 respectively as detailed below:

	Year Ended 2008 ($000)	Year Ended 2007 ($000)
Audit Services(1)	3,706	3,217
Audit Related Services(2)	500	513
Tax Fees(3)	257	354
All Other Fees	116	58

Notes:

(1)	Includes services that are provided by Teck’s independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3)	Fees are for international tax services and advice provided to foreign offices.

OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,880	4.5%
Class B subordinate voting shares	1,644,578	0.34%

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation. Keevil Holding Corporation holds 51% of the voting shares of Temagami Mining Company Limited (“Temagami”) which holds 2,150,000 Class A common shares, representing 46% of the shares of this class. Three of our directors are directors of Temagami.

LEGAL PROCEEDINGS

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to

Teck Cominco Limited –2008 Annual Information Form	Page 61

Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, TCAI, entered into a Settlement Agreement (the “EPA Agreement”) with the US Environmental Protection Agency (“EPA”) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River (the “Studies”) under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TCAI’s performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel Teck Metals to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and

Teck Cominco Limited –2008 Annual Information Form	Page 62

penalties against Teck Metals for non-compliance. Teck Metals sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view was not intended to govern the discharges of a facility occurring in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying Teck Metals’ motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by Teck Metals to the US Supreme Court.

In February 2007, Teck Metals filed a petition for review and reversal with the US Supreme Court. Teck Metals’ petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme Court denied Teck Metals’ petition for a review of the 9th Circuit decision. The denial of review is not a decision on the merits of Teck Metals’ defense, but rather reflects the US Supreme Court’s decision not to take up the case at this particular time.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June 2008 was delivered on September 19, 2008. All of the claims associated with the order were dismissed. On March 9, 2009, the Court granted the plaintiffs’ motion for an award of costs, including attorney fees. The Court directed that the award be entered as a final judgment allowing for a prompt appeal. We intend to appeal the decision.

In November, 2008, Teck Metals filed a motion to stay the plaintiffs’ CERCLA cost recovery declaratory relief claim. On December 30, 2008, the Court denied the motion and discovery and briefing of the liability phase of the litigation will occur in 2009.

The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the remedial investigation and feasibility study being conducted by Teck Metals’ subsidiary TCAI under the EPA Agreement have been substantially advanced or completed. Natural resource damages (“ARD”) are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TCAI commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

Teck Cominco Limited –2008 Annual Information Form	Page 63

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The following are the only contracts entered into by the Company since January 1, 2002 which are material and not entered into in the ordinary course of business:

•

Partnership Agreement dated February 28, 2003, as amended, between the Company, FCCT, Quintette, Elk Valley Coal and Teck-Bullmoose Coal Inc., providing for the formation and operation of Elk Valley Coal.

•

Bridge Credit Agreement dated September 30, 2008, as amended, among the Company and JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc.; Merrill, Lynch, Pierce, Fenner & Smith Incorporated; BMO Capital Markets; CIBC World Markets and RBC Capital Markets and the other bank lenders thereunder from time to time.

•

Term Credit Agreement dated September 30, 2008, as amended, between the Company and JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc.; Merrill, Lynch, Pierce, Fenner & Smith Incorporated; BMO Capital Markets; CIBC World Markets and RBC Capital Markets and the other bank lenders thereunder from time to time.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2008.

Paul C. Bankes, P.Geo., Americo Zuzunaga AIMM, Don Mills, P.Geol. and Ross Pritchard, P.Eng. have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Bankes is an employee of the Company. Messrs. Mills and Pritchard are employees of Teck Coal Partnership, which is directly and indirectly wholly owned by Teck. Mr. Zuzunaga is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest. Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Fort Hills oil sands project. Messrs. Bankes, Zuzunaga, Mills and Pritchard, and principals of Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

ADDITIONAL INFORMATION

(1)	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Teck Cominco Limited –2008 Annual Information Form	Page 64

(2)

Additional information, including directors’ and officers’ remuneration and indebtedness to our business, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual and Special Meeting of Shareholders to be held on April 22, 2009. Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2008. Copies of these documents are available upon request from our Corporate Secretary.

(3)	Unless otherwise stated information contained herein is as at March 13, 2009.

Teck Cominco Limited –2008 Annual Information Form	Page 65

SCHEDULE A

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Cominco Limited ( the “company”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

•	integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;
•

processes for identifying the principal financial risks of the company and reviewing the company’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

•	company’s compliance with legal and regulatory requirements related to financial reporting;
•	accounting principles, policies and procedures used by management in determining significant estimates;
•	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures;
•	mechanisms for employees to report concerns about accounting policies and financial reporting;
•	engagement, independence and performance of the company’s external auditor; and
•

internal audit mandate, internal audit and Sarbanes Oxley and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits performed by the company’s internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company’s securities trade and in accordance with Multilateral Investment Instrument 52-110. Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes whichrepresent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of Teck Cominco Limited. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles (“GAAP”).

The Committee’s role is one of oversight. Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set

Teck Cominco Limited –2008 Annual Information Form	Page A-1

forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the company’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with Canadian GAAP and reconciled to US GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company’s internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment. The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

AUTHORITY AND RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2.	Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.
3.

Review with management, the external auditor and the Director Compliance and Internal Audit the adequacy and effectiveness of the company’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of internal audits and/or during annual controls compliance testing as required under SOX legislation.

4.

Prior to their approval by the Board, review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and the annual and interim earnings press releases.

5.

Review other financial reporting documents prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.

6.

Ensure that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

Teck Cominco Limited –2008 Annual Information Form	Page A-2

7.

Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to approval by the Board and their release.

8.	Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.
9.

Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

10.

Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

11.	Review with management, the external auditor and the Director, Compliance and Internal Audit significant related party transactions and potential conflicts of interest.
12.

Recommend to the Board to assist them in recommending to the shareholders (a) the external auditor to be nominated to examine the company’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company and its subsidiary entities by the external auditor, but the Chairman or another member of the Committee appointed by the Chairman may be delegated the responsibility to approve non-audit services where the fee does not exceed $50,000. The pre-approval of such services by any member to whom authority has been delegated must be reported to the Committee at its first scheduled meeting following such pre-approval.

13.

Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

14.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.
15.

Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.

16.	Review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

Teck Cominco Limited –2008 Annual Information Form	Page A-3

17.	Review and approve the functions of the company’s Compliance and Internal Audit Department, including:
•	its mandate, authority and organizational reporting lines;
•	its annual and longer term internal audit plans, budgets and staffing;
•	its performance; and
•	the appointment, reassignment or replacement of the Director, Compliance and Internal Audit.

This review will include discussions with the Director, Compliance and Internal Audit without the presence of management or the external auditor.

18.

Review with senior financial management, the external auditor, the Director, Compliance and Internal Audit, and such others as the Committee deems appropriate, the results of internal audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

19.	Review the company’s procedures and establish procedures for the Committee for the:

•	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and
•

confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Company’s Code of Ethics or Standard of Business Practices.

20.	Prepare an audit committee report to be included in Teck Cominco Limited’s annual proxy statement.
21.

Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it, and (c) communicate directly with the internal and external auditors.

22.

The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.

Teck Cominco Limited –2008 Annual Information Form	Page A-4

SCHEDULE B

REPORT OF MANAGEMENT AND DIRECTORS

ON DECEMBER 2008

OIL AND GAS DISCLOSURE

Management of Teck Cominco Limited (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the resources data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent resources associated with the Corporation’s 20% interest in the project as at December 31, 2008 is 776 million barrels of recoverable bitumen.

The independent qualified reserves evaluator has also evaluated the resources data associated with the Equinox and Frontier oil sands projects and has concluded that the best estimate of contingent resources associated with the Corporation’s 50% interest in Equinox and Frontier as at December 31, 2008 is 166 million barrels and 774 million barrels of recoverable bitumen, respectively.

A committee of the Board of Directors of the Corporation composed of a majority of independent directors has

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservations; and

(c)	reviewed the resources data with management and the independent qualified reserves evaluators.

The same committee of the Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the committee, approved

(d)	the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

(e)	the filing of the reports of the independent qualified reserves evaluators; and

(f)	the content and filing of this report.

Teck Cominco Limited –2008 Annual Information Form	Page B-1

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Dated: March 13, 2009.

(Signed) Donald R. Lindsay President and Chief Executive Officer	(Signed) Chris M.T. Thompson Director
(Signed) Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer	(Signed) Keith Steeves Director

Teck Cominco Limited –2008 Annual Information Form	Page B-2

SCHEDULE C

NI 51-101 Evaluation or Audit Report

Report on Resources Data

by Independent Qualified Resources Evaluator or Auditor

REPORT ON RESOURCES DATA

To the Board of Directors of Teck Cominco Limited (the “Company”):

Sproule Unconventional Limited (“Sproule”) prepared an independent opinion of the contingent bitumen resources of the Company as of December 31, 2008. This included a geological evaluation of the Fort Hills oil sands Project and the Frontier oil sands Project, and an audit of the Equinox Project. Sproule also reviewed the methodology used to estimate these volumes from their current mine planning or preliminary pit design basis.

The preparation and disclosure of the reported resource estimates are the responsibility the Company’s management. Sproule’s responsibility is to express an opinion on the bitumen-in-place and contingent bitumen resources data based on the evaluation or audit. Sproule carried out the evaluation or audit in accordance with standards established by the Canadian Securities Administrators (“CSA”) within National Instrument 51-101 (“NI 51-101”). Those standards require that the bitumen-in-place and contingent resources data are prepared in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”), as published by the Canadian Section of the Society of Petroleum Evaluation Engineers.

Those standards require that Sproule plans and performs an evaluation or audit to obtain reasonable assurance as to whether the resource data are free of material misstatement. An evaluation also includes assessing whether the resource data are prepared in accordance with principles and definitions presented in the COGEH.

In Sproule’s opinion, the bitumen resources data audited by us have, in all material respects, been estimated and are presented in accordance with the COGEH.

Teck Cominco Limited Contingent Bitumen Resources as of December 31, 2008

Project	Project -100%			Company Gross
	(Bbbls)			(MMbbls)
	Low	Best	High	Low	Best	High
Fort Hills	2.10	3.88	4.35	421	776	870
Frontier	0.98	1.55	2.55	490	774	1,275
Equinox	0.23	0.33	0.38	114	166	189
Total*	3.31	5.76	7.28	1,025	1,717	2,334

*Properties in summation have differing contingencies.

Teck Cominco Limited –2008 Annual Information Form	Page C-1

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to; regulatory approval, completed feasibility studies, mine plans, and company commitment. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Further details on the results of Sproule’s geological evaluation and mine review of the Fort Hills Project, and technical issues identified are presented in the report entitled, “Geological Evaluation of the Contingent Bitumen Resources of the Fort Hills oil sands Mining Project, as of December 31, 2008”, which will be issued at the end of February, 2009. Further details of the results of Sproule’s geological evaluation of Frontier and audit of Equinox are presented in the report entitled, “Geological Evaluation of the Contingent Bitumen Resources of the Frontier oil sands Mining Project and Audit of the Equinox oil sands Mining Project, as of December 31, 2008”, which will also be issued at the end of February, 2009.

The term “Contingent Resources” is taken from the COGEH. The volumes listed in the chart above entitled, “Contingent Bitumen Resources” refer to potentially recoverable volumes of bitumen resources. The volumes of contingent bitumen resources, in the above chart, were calculated at the outlet of the proposed extraction plan.

The current FEED mine plan is the basis of the Best Estimate at Fort Hills. The Equinox and Frontier estimates are prior to a completed mine plan development study. Therefore, the low and best estimates are based on the preliminary total volume to bitumen-in-place (TV:BIP) 12 mine pits developed by Norwest Corporation. The Equinox and Frontier high estimates are based on the preliminary TV:BIP 16 mine pit developed by Norwest Corporation.

Sproule has no responsibility to update the report for events and circumstances occurring after the respective preparation date.

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material. Due to rounding, certain totals may not be consistent from one presentation to the next.

Executed as to our report referred to above:

Sproule Unconventional Limited

Calgary, Alberta

February 4, 2009

/s/ Grant I. Sanden
Grant I. Sanden, P.Eng. Supervisor, Unconventional Oil / /2009 dd/mm/yr

/s/ Doug W.C. Ho
Doug W.C. Ho, P.Eng Vice-President, Engineering / /2009 dd/mm/yr

Teck Cominco Limited –2008 Annual Information Form	Page C-2